FORM 18-K

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

ANNUAL REPORT

of

PROVINCE OF NEW BRUNSWICK

CANADA

(Name of Registrant)

Date of end of last fiscal year: March 31, 2009

SECURITIES REGISTERED *

(As of close of fiscal year)

Title of issue _____________________________	Amounts as to which registration is effective ________________________________	Names of exchanges on which registered ____________________________
N/A	N/A	N/A

Names and addresses of persons authorized to receive notices and communications from the Securities and Exchange Commission:

JOHN MCNAB

Canadian Consulate General

1251 Avenue of the Americas

New York, NY  10020

Copies to:

CHRISTOPHER J. CUMMINGS Shearman & Sterling LLP Commerce Court West 199 Bay Street, Suite 4405 Toronto, ON Canada M5L1E8	LEONARD LEE-WHITE Assistant Deputy Minister Treasury Division Province of New Brunswick P.O. Box 6000 Fredericton, NB Canada E3B5H1

   *  The Registrant is filing this annual report on a voluntary basis.

The information set forth below is to be furnished:

1.  In respect of each issue of securities of the registrant registered, a brief statement as to:

(a)  The general effect of any material modifications, not previously reported, of the rights of the holders of such securities.

None.

(b)  The title and the material provisions of any law, decree or administrative action, not previously reported, by reason of which the security is not being serviced in accordance with the terms thereof.

None.

(c)  The circumstances of any other failure, not previously reported, to pay principal, interest, or any sinking fund or amortization installment.

None.

2.  A statement as of the close of the last fiscal year of the registrant giving the total outstanding of:

(a)  Internal funded debt of the registrant. (Total to be stated in the currency of the registrant.  If any internal funded debt is payable in a foreign currency, it should not be included under this paragraph (a), but under paragraph (b) of this item.)

Reference is made to page 32 of Exhibit 99.1 hereto.

(b) External funded debt of the registrant. (Totals to be stated in the respective currencies in which payable.  No statement needs to be furnished as to intergovernmental debt.)

Reference is made to page 32 of Exhibit 99.1 hereto.

3.  A statement giving the title, date of issue, date of maturity, interest rate and amount outstanding, together with the currency or currencies in which payable, of each issue of funded debt of the registrant outstanding as of the close of the last fiscal year of the registrant.

Reference is made to pages 50, 51 and 52 of Exhibit 99.1 hereto.

4. a) As to each issue of securities of the registrant which is registered, there should be furnished a break-down of the total amount outstanding, as shown in Item 3, into the following:

2

(1) Total amount held by or for the account of the registrant.

As at March 31, 2009, the total amount held by or for the account of the registrant was as follows:

Date of Maturity	Interest Rate (%)	Series	Amount Outstanding	Amount Held in Sinking Fund	Date Issued

15 Feb. 2013	7 5/8	EO	$ 200,000,000	$ 67,995,000	Feb. 1993
15 Aug. 2013	6 ¾	ET	200,000,000	120,290,000	Sept. 1993
15 May 2020	9 ¾	DU	200,000,000	14,335,000	May 1990
1 May 2022	8 ¾	EI	200,000,000	15,067,000	May 1992
21 Feb. 2017	5 1/5	GR	500,000,000	--	Feb. 2007
4 Mar. 2016	2 7/8	GY	CHF 300,000,000	--	Mar. 2009

(2)

Total estimated amount held by nationals of the registrant (or if registrant is other than a national government by the nationals of its national government); this estimate need be furnished only if it is practicable to do so.

Not practicable to furnish.

(3)

Total amount otherwise outstanding.

Date of Maturity	Interest Rate (%)	Series	Amount Otherwise Outstanding	Date Issued

15 Feb. 2013	7 5/8	EO	$ 132,005,000	Feb. 1993
15 Aug. 2013	6 ¾	ET	79,710,000	Sept. 1993
15 May 2020	9 ¾	DU	185,665,000	May 1990
1 May 2022	8 ¾	EI	184,933,000	May 1992
21 Feb. 2017	5 1/5	GR	500,000,00	Feb. 2007
4 Mar. 2016	2 7/8	GY	CHF 300,000,000	Mar. 2009

(b)

If a substantial amount is set forth in answer to paragraph (a)(1) above, describe briefly the method employed by the registrant to reacquire such securities.

The Province of New Brunswick sinking fund is a general investment type fund.  The Provincial Loans Act and in some cases the terms and conditions of the debenture issue specify the minimum rate at which sinking fund installments will be made.  Purchases of bonds into the fund are generally discretionary.  Many of the bonds purchased into the fund are New Brunswick or New Brunswick guaranteed bonds.  The Province is also permitted to buy debt instruments issued or guaranteed by the Government of Canada or any province of Canada and other debt instruments defined by the Provincial Loans Act.

5.

A statement as of the close of the last fiscal year of the registrant giving the estimated total of:

(a)

Internal floating indebtedness of the registrant.  (Total to be stated in the currency of the registrant.)

Reference is made to pages 32, 50, 51 and 52 of Exhibit 99.1 hereto.

(b)

External floating indebtedness of the registrant.  (Total to be stated in the respective currencies in which payable.)

Reference is made to page 50 of Exhibit 99.1 hereto.

3

6.

Statements of the receipts, classified by source, and of the expenditures, classified by purpose, of the registrant for each fiscal year of the registrant ended since the close of the latest fiscal year for which such information was previously reported.  These statements should be so itemized as to be reasonably informative and should cover both ordinary and extraordinary receipts and expenditures; there should be indicated separately, if practicable, the amount of receipts pledged or otherwise specifically allocated to any issue registered, indicating the issue.

Reference is made to pages 19 to 31 of Exhibit 99.1 hereto.

7.

(a) If any foreign exchange control, not previously reported, has been established by the registrant (or if the registrant is other than a national government, by its national government), briefly describe such foreign exchange control.

None.

(b) If any foreign exchange control previously reported has been discontinued or materially modified, briefly describe the effect of any such action, not previously reported.

Not applicable.

This annual report comprises:

(a)

Pages numbered 2 to 6 consecutively.

(b)

The following exhibits:

 99.1

Current Province of New Brunswick Description.

99.2

Province of New Brunswick 2009 – 2010 Budget excerpt (incorporated by reference to

Amendment No. 1 on form 18K/A dated March 31, 2009 to the Annual Report of the Province of New Brunswick).

99.3

Province of New Brunswick Public Accounts for the fiscal year end 31 March 2009

Volume 1 Financial Statements (incorporated by reference to Amendment No. 2 on form 18K/A dated October 29, 2009 to the Annual Report of the Province of New Brunswick).

This annual report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions Thereof.

4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Fredericton, New Brunswick, Canada on the 30th day of November 2009.

Province of New Brunswick

By:     /s/ Leonard Lee-White

Leonard Lee-White

Assistant Deputy Minister

Treasury Division

Department of Finance

5

EXHIBIT INDEX

Exhibit Number

Description

99.1

Current Province of New Brunswick Description

99.2

Province of New Brunswick 2009 – 2010 Budget excerpt (incorporated by reference to

Amendment No. 1 on form 18K/A dated March 31, 2009  to the Annual Report of the Province of New Brunswick).

99.3

Province of New Brunswick Public Accounts for the fiscal year end 31 March 2009

Volume 1 Financial Statements (incorporated by reference to Amendment No. 2 on form 18K/A dated October 29, 2009 to the Annual Report of the Province of New

Brunswick).

6

November 30, 2009

Exhibit “99.1” Current Province of New Brunswick Description

Table of Contents

Page

Map of the Province

3

Summary of Economic and Financial Information

4

General Information

6

The Economy

7

Revenue and Expenditure of the Province

19

Financing

31

Consolidation of New Brunswick Public Sector Debt

35

Public Sector Pension Liabilities

35

New Brunswick Power Holding Corporation

37

New Brunswick Electric Finance Corporation

49

Funded Debt Outstanding at March 31, 2009

50

Foreign Exchange

53

Sources of Information

53

All dollar amounts herein are in Canadian dollars unless otherwise specified.  On November 30, 2009, the noon spot exchange rate for United States (U.S.) dollars as reported by the Bank of Canada, expressed in Canadian dollars, was $1.0574.

Financial data for the Province of New Brunswick ("New Brunswick" or the "Province") have been rounded.  Certain information presented in tabular form may not add to the total presented due to such rounding.

The Province made a major change in its accounting policies during the year ended March 31, 2005 by implementing the new government reporting model recommendations of the Public Sector Accounting Board (“PSAB”) of the Canadian Institute of Chartered Accountants (“CICA”).  The Province now distinguishes between financial and non-financial assets and is now accounting for tangible capital assets as prescribed by PSAB.  The new reporting model has resulted in a number of financial statement changes.  In some cases historical data cannot be reproduced in the new format.

Compound annual rates of growth are computed by using the "geometric average method" which is based on first and last year observations of the variables rather than all observations over the period concerned.

Exhibit “99.1” Current Province of New Brunswick Description

MAP OF NEW BRUNSWICK

QUÉBEC
Matapédia
Dalhousie
Campbellton
Miscou Island
Île Lamèque
Caraquet
Shippagan
RESTIGOUCHE
Bathurst
GLOUCESTER
Tracadie
Saint-Quentin
MADAWASKA
Edmundston
Gulf of St. Lawrence
Golfe du St-Laurent
Saint-Léonard
VICTORIA
NORTHUMBERLAND
Van Buren
Grand Falls
Grand-Sault
Chatham
Miramichi
PRINCE EDWARD ISLAND
Plaster Rock
Rivière Miramichi River
Détroit de Northumberland Strait
Perth-Andover
Richibucto
ÎLE-DU-PRINCE-ÉDOUARD
Presque Isle
KENT
CARLETON
Doaktown
Bouctouche
MAINE (U.S.A.) (É.-U.)
YORK
SUNBURY
Shediac
QUEENS
Houlton
Moncton
WESTMORLAND
Woodstock
Minto
Chipman
Nackawic
Fredericton
Sackville
Amherst
Fleuve Saint John River
Oromocto
ALBERT
NOVA SCOTIA
Sussex
Alma
McAdam
KINGS
NOUVELLE-ÉCOSSE
ST. JOHN
CHARLOTTE
St. Martins
Saint John
St. Stephen
St. George
Calais
St. Andrews
Bay of Fundy
Baie de Fundy
Deer Island
Campobello Island
Grand Manan Island

NEWFOUNDLAND
TERRE-NEUVE
QUÉBEC
P.E.I.
Î.-P.-É.
ONTARIO
Montréal
Ottawa
NOVA SCOTIA
NOUVELLE-ÉCOSSE
Toronto
U.S.A.
É.-U.
Boston
New York

Exhibit “99.1” Current Province of New Brunswick Description

SUMMARY OF ECONOMIC AND FINANCIAL INFORMATION

The following summary information is qualified in its entirety by the information contained herein.

	Year Ended December 31,					Compound Annual Growth Rate %
	2004	2005	2006	2007	2008	2004-2008
	(In millions of dollars where applicable)
Economy[1]
Gross Domestic Product (GDP) at market prices	23,672	24,748	25,825	26,947	27,288	3.6
Personal Income	19,856	20,534	21,302	22,352	23,226	4.0
Retail Trade	7,963	8,326	8,814	9,318	9,872	5.5
Manufacturing Sales	14,192	15,248	14,836	15,680	17,877	5.9
Foreign Commodity Exports	9,438	10,678	10,377	11,182	12,808	7.9
Population at July 1 (in thousands)	749	748	746	745	747	-0.01
Unemployment Rate	9.8%	9.7%	8.8%	7.5%	8.6%	--
Change in Consumer Price Index	1.5%	2.4%	1.7%	1.9%	1.7%	--
Change in Real GDP	2.8%	1.6%	2.4%	1.7%	0.0%	--

1 Source: Statistics Canada – numbers are subject to adjustment

	Year Ending March 31,
	2006	2007	2008	2009	Budget Estimates 2010
Government Finance	(In millions of dollars)
Ordinary Account (Surplus) Deficit	(230.9)	(268.4)	(121.3)	151.4	607.5
Net Capital Expenditure	375.2	403.9	721.0	426.9	603.9
(Surplus) Deficit on Special Purpose Account	(6.8)	(9.5)	(10.2)	(5.2)	3.6
(Surplus) Deficit on Special Operating Agency	(34)	(16.3)	(4.7)	(21.3)	(12.2)
Earnings from Sinking Fund	(226.4)	(231.7)	(230.7)	(233.4)	(234.1)
Accounting adjustments on consolidation	8.5	(12.0)	(26.9)	120.2	-
Increase (Decrease) in Net Debt	(114.4)	(134.0)	327.2	438.6	968.7
Adjustments related to non financial assets	(120.7)	(102.4)	(423.9)	246.4	(227.8)
Annual (Surplus) Deficit	(235.1)	(236.4)	(96.7)	192.4	740.9

Exhibit “99.1” Current Province of New Brunswick Description

	Year Ended March 31,
	2005	2006	2007	2008	2009

	(In millions of dollars unless indicated)
Provincial Purpose Funded Debt [1]
Gross Provincial Purpose Funded Debt	8,397.0	8,942.4	9,272.8	9,461.7	10,127.6
Less Sinking Funds	3,773.8	3,984.0	3,968.2	4,161.9	4,159.6
Net Provincial Purpose Funded Debt	4,623.2	4,958.4	5,304.6	5,299.8	5,967.7

As a Percent of GDP	19.6	19.7	20.5	19.7	21.9

	Year Ended March 31,
	2005	2006	2007	2008	2009
	(In millions of dollars unless indicated)
Funded Debt Used for Advances to NB Power/NBEFC [2]
Gross Advances	3,316.6	3,261.5	3,709.1	3,602.9	4,177.1
Less Sinking Funds	391.6	336.4	300.6	309.4	415.4
Net Advances	2,925.0	2,925.1	3,408.5	3,293.5	3,761.7

	Year Ended March 31,
	2005	2006	2007	2008	2009
	(In millions of dollars)
Contingent Liabilities	269.4	102.6	94.4	78.8	88.2

1 Foreign currency issues are expressed as the Canadian dollar equivalent at fiscal year-end rates of exchange or, where hedges are in place, at the rates of exchange established by such hedges.

2 Foreign currency issues are expressed as the Canadian dollar equivalent at fiscal year-end rates of exchange.  See section on

New Brunswick Electric Finance Corporation.

Exhibit “99.1” Current Province of New Brunswick Description

GENERAL INFORMATION

Introduction

New Brunswick (“New Brunswick” or the “Province”) is located on the eastern seaboard of Canada and is one of the four Atlantic provinces.  New Brunswick has a total area of 28,355 square miles of which about 12,877 square miles is Crown land owned by the Province.  The St. John River flows for a distance of over 300 miles through the Province to its mouth on the Bay of Fundy.  The Province's population is concentrated principally in the valleys of the St. John and other rivers.

A large part of New Brunswick is covered by forests which constitute a major natural resource.  Other natural resources include fish and shellfish, farmland and base metals, coal, potash, limestone and other minerals.  The location of the Province provides the advantage of cost effective water transportation for its products to export markets in the eastern U.S., Great Britain and Western Europe.  Saint John, New Brunswick’s largest city, located at the mouth of the St. John River on the Bay of Fundy, is home to one of North America’s largest oil refineries and is one of the two principal seaports in eastern Canada that remain open throughout the year.  Consequently, some Canadian shipping, which would otherwise pass through the St. Lawrence River, is diverted to the Saint John port during the winter months.

According to Statistics Canada, the population of the Province on July 1, 2009 was estimated at 749,468.  The three largest urban areas of New Brunswick and their respective populations based on 2006 census figures are Saint John (122,389), Moncton (126,424) and Fredericton (85,688), the capital of the Province.

Government

Canada consists of a federation of provinces and Federal territories with a constitutional division of powers between the Federal and provincial governments established by the Constitution Act, 1867 and the Constitution Act, 1982.  Under these Acts the provinces are assigned jurisdiction over health, social services, education, municipal institutions, property and civil rights, natural resources and other matters of purely private or local concern.  The Parliament of Canada has jurisdiction over all areas not assigned exclusively to the provincial legislatures, including such matters as the Federal public debt and property, the regulation of trade and commerce, currency and coinage, banks and banking, national defense, the postal services, railways and navigation, and employment insurance.

The Constitution Act, 1982 provides for enlarged provincial jurisdiction over, and taxation of, certain natural resources and electrical energy, a Charter of Rights and Freedoms, including language rights, the principles of the reduction of regional economic disparities and the making of fiscal equalization payments to certain provinces by the Government of Canada, and for the amendment of the constitution in Canada.  Each province owns mineral and other resources on its provincial Crown Lands and may own sub-surface resources on its other lands.

The executive power in New Brunswick is vested in the Lieutenant-Governor acting on the advice of the Executive Council.  The Executive Council is responsible to the Legislative Assembly.  The Lieutenant-Governor, who is the representative of the Queen, is appointed by the Governor-General of Canada in Council on the recommendation of the Prime Minister of Canada.  The current Lieutenant-Governor is His Honour Graydon Nicholas.  Members of the Executive Council are appointed by the Lieutenant-Governor on the nomination of the Premier from members of the Legislative Assembly.  There are presently 21 members of the Executive Council, including the Premier, the Honourable Shawn Graham.

Legislative power is exercised by the Legislative Assembly and legislation becomes effective upon the assent of the Lieutenant-Governor unless otherwise specified in the legislation.  The Legislative Assembly is elected for a term of four years and may be dissolved at any time by the Lieutenant-Governor.  Of a total of 55 seats in the Legislative Assembly, 33 are held by the Liberal Party and 22 are held by the Progressive Conservative Party.  The last Provincial general election was held on September 18, 2006.  Subject to the Legislative Assembly Act, the next Provincial general election will be held on September 27, 2010 and thereafter on the fourth Monday in September in the fourth calendar year following the most recently held Provincial general election.

Exhibit “99.1” Current Province of New Brunswick Description

International Trade Agreements

 The Government of New Brunswick believes that Canada’s participation in the Canada-U.S. Free Trade Agreement (“FTA”) and North American Free Trade Agreement (“NAFTA”) improves the Province’s international trade opportunities, with neighbouring U.S. The FTA and NAFTA have provided the Province with an extraordinary advantage in the U.S. market over the past 20 years. However, as the U.S. implements more regional/bilateral free trade agreements, New Brunswick’s exclusive position is being eroded. Canadian business stakeholders have indicated that Canada should diversify its trade relationships.  The Government of Canada has recently become more aggressive with its regional trade agenda, announcing the “entering into force” of the Canada-European Free Trade Association Free Trade Agreement on July 1, 2009, as well as the Canada-Peru Free Trade Agreement on August 1, 2009; and the signing of the Canada-Columbia Free Trade Agreement on November 21, 2008, as well as the signing of the Canada Jordan Free Trade Agreement on June 28, 2009.

Canada and the European Union (“EU”) undertook an economic study in 2008 which demonstrated that greater trade liberalization has the potential to bring substantial economic benefits to Canada, as well as the EU. The study predicts that liberalizing trade in goods and services could bring a potential 20% boost to bilateral trade and GDP gains of up to $12 billion (or €8.2 billion) for Canada by 2014.  On May 6, 2009, the Prime Minister Harper, the European Union President and the European Commission President announced the formal launch of negotiations on an economic partnership agreement with the EU. The first round of negotiations took place in Ottawa during the week of October 19th 2009 with the governments of the Canadian Provinces and Territories taking an active role in international trade negotiations for the first time.

 The advancement of the World Trade Organization (“WTO”) is beneficial for the export-oriented economies of both Canada and New Brunswick.  The WTO remains the cornerstone of Canadian trade policy and New Brunswick maintains its support for Canada’s position on the negotiating framework for the Doha Development Round.  The Province participates actively on Federal/Provincial consultative committees concerned with implementation, dispute settlement and future negotiation issues related to international trade and investment agreements.

On Sept 12, 2006, Canada and the U.S. signed the Softwood Lumber Agreement (“SLA”) which excluded Atlantic Canada from the “export measures”, not the terms of the SLA overall.  New Brunswick continues to actively monitor all activity relative to the SLA, especially U.S. challenges and ongoing arbitrations.

Since the SLA came into force on October 12, 2006, all softwood lumber of Atlantic origin continues to enter the U.S. duty free, export tax free and with no quota restrictions. At the current price for lumber (the SLA prevailing monthly price for July 2009 was US$198, down 29.5% (or US$83) from July 2008) exporters in British Columbia and Alberta are being charged an export tax of 15%.  Exporters in Saskatchewan, Manitoba, Quebec and Ontario are subject to an export control regime including an export tax (maximum of 5%) and quota restrictions. In addition, Canada will have to impose an additional 10% tax on softwood lumber from these four provinces due to a London Court of International Arbitration finding that these provinces breached the SLA.

THE ECONOMY

Economic Update 2009

For 2009, the New Brunswick economy has, for the most part, performed according to expectations for the first three-quarters of the year. The labour force, however, has performed better than initially anticipated as employment is up by approximately 200 net new jobs through the first nine months of the year. Retail sales, on the other hand, have decreased 2.2% as consumers have held back on spending so far in 2009.

A weakened investment climate in the province will translate into negative economic growth for 2009 as a whole. The Department of Finance projected economic growth for 2009 to contract by 0.3% in its March budget.

Developments in 2008

The deterioration in financial markets, faltering commodity prices and a deepening of the US recession impacted the Canadian economy, with real GDP growth slowing to 0.5% from 2.7% posted in 2007.

The New Brunswick economy spent much of 2008 looking as though it might experience robust growth. Booming commodity prices along with strong global demand translated into very strong export growth for the province. Strong capital

Exhibit “99.1” Current Province of New Brunswick Description

investment along with a healthy construction sector also provided a strong impetus for the New Brunswick economy in 2008 with major projects like the Point Lepreau refurbishment, the Canaport LNG terminal and the Brunswick Pipeline.

Employment reached an all-time high of 366,200 in 2008 as a strong service sector offset a slight decline in the goods producing sector. Both Health Care Services and Public Administration registered strong gains. With labour force growth outpacing employment growth, however, the unemployment rate jumped 1.1 percentage points to 8.6%. At the national level, growth in the service sector more than double that of the goods-producing sector contributed to an increase in total employment of 1.5% (or 259,400 jobs) in 2008.

 Things quickly began to change as the year came to a close. In the fourth quarter of 2008, New Brunswick began to feel the effects of the global recession as exports and manufacturing sales weakened. Although most economic indicators finished the year on a relatively strong note, a large drop in corporate profits in conjunction with continued weakness in the forest sector led to zero real growth in the province for 2008.

In 2008, growth in New Brunswick’s retail trade remained above 4.5% for the fourth year in a row. This industry accounts for almost 7% of provincial GDP. Nationally, retail sales increased 3.2%. New motor vehicle sales increased 6.0% from 2007. New Brunswick's Consumer Price Index increased 1.7%, compared to a 2.3% increase for Canada. The value of New Brunswick manufacturing sales in 2008 increased 14% from 2007, mainly the result of rising petroleum prices. Canadian manufacturing sales declined 0.4%. Labour income in New Brunswick rose 4.5% in 2008, comparable to the national rate of growth of 4.9%. Housing starts increased to 4,274 units, up 0.8% from 2007. In the agriculture sector, farm cash receipts increased 7.1% in 2008.

Capital investment rose to a record $6.2 billion in 2008, a 2.2% increase over 2007.  Investment in 2008 represents the highest annual investment total in Provincial history. Major investments since the mid-1990s included projects in the refined petroleum products, liquefied natural gas, power generation, real estate, retailing, food processing, electronic products, communications, transportation, health, recreation, education, and forestry-related industries. Capital investment in Canada increased by 5.2% in 2008.

Energy exports accounted for more than 65% of total foreign exports originating from New Brunswick. Supported by higher refined petroleum prices in 2008, exports of energy products soared 26.3%, following a 14.6% increase in 2007. Supported by healthy energy exports, the value of foreign exports of commodities increased 14.5%.

Economic Activity

In 2008, the nominal value of New Brunswick’s GDP was estimated at $27,288 million or $36,515 per capita. Over the 2004 to 2008 period, GDP market prices grew at a compound annual growth rate of 3.6% compared to a national rate of growth of 5.6%.

Comparing 2004 and 2008, the real GDP from goods producing industries was essentially unchanged. The real GDP of service producing industries recorded a compound annual growth rate of 2.1% during that same period, reaching a level of $15,686 (chained 2002 dollars).

The gross value of manufacturing sales increased at a compound annual growth rate of 5.9% (in current prices) over the 2004 to 2008 period, while foreign exports of commodities rose at a compound annual growth rate of 7.9% (in current prices).

Personal income has increased from $19,856 million in 2004 to $23,226 million in 2008 (in current prices), a compound annual growth rate of 4.0%. On a per capita basis, personal income increased from $26,403 to $31,080 (in current prices) over the same period, growing at a compound annual growth rate of 4.2%. Retail trade for New Brunswick increased at a compound annual growth rate of 5.5% (in current prices) over the same period.

The following table sets forth selected indices of economic activity for New Brunswick and for Canada as a whole for the years 2004 through 2008.

Exhibit “99.1” Current Province of New Brunswick Description

Selected Economic Indicators Year Ended December 31,
						CAGR[1] (%)
	2004	2005	2006	2007	2008	2004-2008
	(In millions of dollars unless otherwise indicated)
Gross Domestic Product at market prices
New Brunswick	23,672	24,748	25,825	26,947	27,288	3.6
Canada	1,290,906	1,372,626	1,450,490	1,535,646	1,602,474	5.6
Per Capita Gross Domestic Product (in dollars)
New Brunswick	31,477	32,939	34,469	35,940	36,515	3.8
Canada	40,347	42,480	44,426	46,569	48,106	4.5
Personal Income
New Brunswick	19,856	20,534	21,302	22,352	23,226	4.0
Canada	984,164	1,034,859	1,103,201	1,171,741	1,227,930	5.7
Per Capita Personal Income (in dollars)
New Brunswick	26,403	27,331	28,432	29,811	31,080	4.2
Canada	30,760	32,027	33,789	35,533	36,862	4.6
Private and Public Investment (new)	4,405	4,743	5,686	5,992	6,162	8.8
Retail Trade	7,963	8,326	8,814	9,318	9,872	5.5
Manufacturing Sales	14,192	15,248	14,836	15,680	17,877	5.9
Foreign Commodity Exports	9,438	10,678	10,377	11,182	12,808	7.9
Real Gross Domestic Product (chained 2002 dollars)
New Brunswick	22,366	22,727	23,280	23,669	23,665	1.4
Canada	1,211,239	1,246,064	1,284,819	1,319,681	1,325,718	2.3
Change in Consumer Price Index
New Brunswick	1.5%	2.4%	1.7%	1.9%	1.7%
Canada	1.8%	2.2%	2.0%	2.2%	2.3%
Unemployment Rate
New Brunswick	9.8%	9.7%	8.8%	7.5%	8.6%
Canada	7.2%	6.8%	6.3%	6.0%	6.1%

1Compound annual growth rate

 Source:  Statistics Canada

Structure of the economy

Contributions from natural resources (especially forestry and forestry related industries) to the New Brunswick economy have been in decline in recent years, 2008 in particular. The Provincial economy shows a larger concentration of service industries than goods-producing industries compared to Canada as a whole. During the 2004 to 2008 period, real GDP in the service industries accounted for 72% of total real GDP compared to 69% for Canada. Growth in goods-producing industries has been basically flat over the same time period.

Exhibit “99.1” Current Province of New Brunswick Description

The following table shows real GDP by industry in New Brunswick for the years 2004 to 2008, valued in chained 2002 dollars.

Gross Domestic Product by Industry[1]
	Year Ended December 31,
	2004	2005	2006	2007	2008	CAGR[2] % 2004-2008
	(In millions of chained 2002 dollars)
Goods-Producing Industries
Manufacturing	2,936.3	2,746.9	2,724.5	2,692.0	2,520.2	-3.7
Construction	1,123.2	1,157.4	1,414.4	1,535.1	1,574.4	8.8
Utilities	695.2	776.7	727.3	755.5	710.5	0.5
Primary Industries
Agriculture, Forestry, Fishing and Hunting	836.7	788.0	868.9	819.6	701.9	-4.3
Mining and Oil and Gas Extraction	200.8	199.0	213.8	204.4	215.4	1.8
Total Goods-Producing Industries	5,783.8	5,669.5	5,938.3	5,988.1	5,743.4	-0.0

Service-Producing Industries
Transportation and Warehousing	1,082.6	1,063.7	1,069.9	1,081.5	1,074.8	-0.0
Information and Cultural Industries	693.7	727.6	766.9	772.0	784.5	3.1
Retail Trade	1,283.7	1,323.1	1,392.9	1,456.4	1,516.0	4.2
Wholesale Trade	1,169.7	1,314.6	1,200.8	1,183.8	1,153.0	-0.0
Finance and Insurance, Real Estate, Renting, Leasing, Company Management	3,428.7	3,592.0	3,708.5	3,812.9	3,916.9	3.4
Public Administration	1,931.1	1,955.6	1,998.5	2,033.8	2,081.8	1.9
Educational Services	1,066.8	1,086.9	1,104.8	1,121.7	1,143.8	1.8
Health Care and Social Assistance	1,571.1	1,581.3	1,615.2	1,645.9	1,693.0	1.9
Professional, Scientific and Technical Services	555.7	580.3	602.5	617.6	625.2	3.0
Administrative and Support, Waste Management and Remediation Services	483.3	492.0	497.1	502.6	512.9	1.5
Accommodation and Food Services	465.0	454.3	465.2	472.4	485.1	1.1
Arts, Entertainment and Recreation	130.4	132.3	134.2	136.7	135.7	1.0
Other Services	541.4	528.3	541.0	551.2	565.3	1.1

Total Service-Producing Industries	14,409.4	14,837.5	15,097.9	15,387.2	15,685.8	2.1
Total Real Domestic Product (at basic prices)	20,185.9	20,485.4	21,024.6	21,359.0	21,384.3	1.5

1Totals may not add up due to the adoption of the chain Fisher deflation methodology.

2Compound annual growth rate

Source:  Statistics Canada.

Exhibit “99.1” Current Province of New Brunswick Description

Primary Industries

Mining.

New Brunswick is a major Canadian producer of lead, zinc, silver, potash, peat, antimony, bismuth and cadmium. Other locally produced minerals include copper, salt, limestone, coal, marl and silica. In 2008, the overall value of mineral production was estimated to total $1.4 billion, an 11.2% decrease from 2007.

The value of metallic mineral production in 2008 was $769.3 million, down significantly (-36%) from 2007. The metals sector accounts for 56.3% of the total value of mineral production. Coal and non-metallic mineral production are the remaining contributors to the total value of mineral production. Combined, their value reached $597.8 million, a 76% rise from 2006. The non-metals sector is influenced primarily by potash.  Foreign exports of zinc ores and concentrates originating from the Province declined 3.5% to $267 million in 2008.

Employment in the mining and oil and gas extraction industry stood at 5,000 in 2008, up 400 from a year earlier. The sector represents slightly more than 1% of Provincial GDP.  Potash Corporation of Saskatchewan Inc. announced the $1.7-billion development of a new mine adjacent to its existing operation near Sussex. Work on the expansion began in 2008 with completion expected in 2012.

Mineral Production

	Year Ended December 31,
	2004	2005	2006	2007	2008p
	(In millions of dollars)
Metallic Minerals	507.8	583.4	1,228.5	1,201.2	769.3
Fuels, including Coal	n/d	n/d	n/d	n/d	n/d
Non-Metallic Minerals	n/d	n/d	n/d	n/d	n/d
Total	778.6	906.6	1,538.6	1,540.2	1,367.2

P - preliminary

n/d -  not disclosed

Source:  Statistics Canada.

Forestry

Approximately 83.5% of the land area of New Brunswick is forested and roughly one-half of the forested land is owned by the Province as Crown land. Nearly all Crown land is subject to timber licenses or harvest agreements. Harvest activities on Crown land generated $40.4 million in Crown royalties for the fiscal year ended March 31, 2009. The Province received $38.5 million of these royalties from Licensee and Sub-licensee harvest activities and $2.0 million was forwarded to New Brunswick First Nation Communities in accordance and in association with First Nation harvesting activities.

The following table sets forth the most recently published estimates of forest production in New Brunswick for the years 2003 through 2007.

Exhibit “99.1” Current Province of New Brunswick Description

Forest Production

	Year Ended December 31,
	2003	2004	2005	2006	2007
	(In thousands of cubic metres)
Pulpwood	3,085	2,940	2,049	3,985	3,685
Logs and Bolts	7,637	7,995	7,818	6,371	5,191
Fuelwood	36	35	71	62	58
Other	30	35	30	33	10
Total	10,788	11,004	9,968	10,451	8,944

Note:  Due to incomplete details totals may not always agree.

Agriculture

The 2006 Census of Agriculture counted 2,776 farms in New Brunswick on May 16, 2006, down 8.5% from 3,034 farms in 2001.  While there were fewer farms in 2006 than in 2001, the agricultural land base has increased. New Brunswick reported 976,629 acres of farmland in 2006, up from 958,899 acres five years earlier.  Beef farms accounted for 19.7% of all farms in New Brunswick in 2006, followed by fruit and tree-nut operations (13.4%), hay farms (11.3%) and dairy farms (9.7%).Total farm cash receipts in the Province were $480.8 million in 2008, up 7% from the previous year.  Receipts for potatoes, the largest crop, increased 26.2% to $119.8 million.

Fishing

Lobster, crab, herring, shrimp, scallops, and sea urchin have been the species most important to the primary fishing industry, accounting for nearly 89% of the value of landings estimated at $177.2 million in 2007, a 15.9% increase from the $152.9 million in 2006.  The average annual value of fish landings during the 2003-2007 period was $180.9 million.  New methods of processing and marketing frozen and pre-cooked fish and shellfish have expanded market opportunities and increased the competitiveness of the industry.

Secondary Industries

Manufacturing

Employment in the manufacturing sector dropped to 35,200 in 2008, down 2,700 from the previous year. Wood product manufacturing was hardest hit in terms of job losses (-2,500). Food manufacturing and fabricated metal product manufacturing experienced the biggest employment increases.  The manufacturing sector represents almost 12% of provincial GDP.

In 2008, the value of manufacturing sales increased by 14% to $17,877 million from $15,679 million. New developments in the manufacturing sector involved a new state-of-the-art potato processing plant in Florenceville, a recycling plant in Caraquet and a potato chip factory in Waterville.

The table below sets forth the leading industrial groups in New Brunswick’s manufacturing sector, according to gross selling value of factory sales, for the years 2004 through 2008.

Exhibit “99.1” Current Province of New Brunswick Description

Gross Selling Value of Factory Sales

	Year Ended December 31,
						CAGR[1] %
	2004	2005	2006	2007	2008	2004-2008
	(In millions of dollars)
Industry
Food Manufacturing	1,840.2	1,796.4	1,768.1	1,766.8	1,759.2	-1.1
Wood Product Manufacturing	1,583.4	1,468.2	1,248.9	1,001.1	860.5	-14.1
Miscellaneous Manufacturing[2]	10,768.2	11,983.5	11,818.7	12,911.7	15,257.4	9.1
Total	14,191.8	15,248.1	14,835.7	15,679.6	17,877.1	5.9

1Compound annual growth rate

2The principal components of "Miscellaneous" are petroleum products, paper manufacturing, lead smelting and electrical and electronics commodities.

Source: Statistics Canada

Construction

After posting significant employment gains in the previous year, the construction industry was relatively unchanged in 2008, losing 100 jobs. Residential construction investment grew 6.2% and non-residential investment increased by 2.0%.

Service Industries

Trade

In 2008, growth in New Brunswick’s retail trade grew at 4.9% and remained above 4.5% for the fourth year in a row. This industry accounts for more than 7% of provincial GDP. Gasoline stations and used and recreational motor vehicle and parts dealers displayed double-digit growth, while sales for new car dealers declined 1.4%. Nationally, retail sales increased 3.2%.

Provincial employment in the sector was 46,200 in 2008, up 600 from the previous year. Average weekly earnings increased 3.8%. Twelve of the fifteen published store types in the province reported positive sales growth, with double-digit gains in gasoline stations and sporting goods, hobby, music and book stores. Declines were exhibited in clothing stores, computer and software stores as well as shoe, clothing accessories and jewellery.

Transportation

Employment in Transportation and warehousing increased 6.8% in 2008 even though the trucking component declined. This sector represents 5% of provincial GDP. While truck transportation was down 1,100, rail transportation provided some offset as employment increased by 800. Postal service and couriers and messengers also experienced employment gains in 2008. Airports serving the three largest centers set record levels for passenger movements.

Construction on the $465 million Brunswick pipeline that connects the new LNG terminal in Saint John to the US market was deemed mechanically complete on January 31 2009.

Communications and Technology

Employment in technology and communication in 2008 returned to a similar level reported in recent years; scientific and technical services exhibited growth while communication showed a decrease. This sector accounts for about 9% of provincial GDP. The customer contact sector has roughly 110 sites that employ about 21,000 people throughout the province. In 2008, average weekly earnings varied from $542.76 for business support services (including customer contact centers), to $961.79 for information and cultural industries, to $1,060.21for computer system design and related services.

Exhibit “99.1” Current Province of New Brunswick Description

Tourism

In 2008, employment for accommodation and food services in New Brunswick fell 1.2% to 23,900. Average weekly earnings rose 1.4% in 2008. The tourism sector represents 2% of Provincial GDP.

New Brunswick accommodations sold over 1.7 million room nights in 2008, representing a 2% increase as compared to 2007.  Marginal decreases in room sales to New Brunswick residents were offset by a 4% increase in room sales to Canadians from outside of New Brunswick, and a 13% increase in room sales to U.S. and other international residents. However, U.S. resident visitation overall continued to decline in 2008 with a 14% decrease in U.S. resident border crossings into New Brunswick by auto for trips of one or more nights, and a 20% decrease in same-day trips.

Increased resident camping activity at New Brunswick’s provincial parks early and late in the season, and continuing increases in resident camping throughout the season, partially offset declines in non-resident campsite nights in 2008 as compared to 2007.  The 65,504 campsite nights sold by the end of October 2008 represented a 3% decrease from 2007, although sales remained 3% above 2006 levels.

Foreign Trade Selected Trade Indicators
For Year Ending March 31,
	(In millions of dollars unless otherwise stated)
	2004	2005	2006	2007	2008
Exports of Goods and Services	18,489	20,384	20,615	21,315	23,922
Exports to other countries	11,234	12,250	11,906	12,305	13,759
Exports of goods to other countries	10,255	11,103	10,780	11,171	12,587
Exports of services to other countries	979	1,147	1,126	1,134	1,172
Exports to other provinces	7,255	8,134	8,709	9,010	10,163
Exports of goods to other provinces	4,994	5,636	6,077	6,264	7,297
Exports of services to other provinces	2,261	2,498	2,632	2,746	2,866
Ratio of Exports to Nominal GDP	78.1%	82.4%	79.8%	79.1%	87.7%
Imports of Goods and Services	20,554	22,950	24,209	25,587	29,578
Imports from other countries	10,552	12,108	12,557	12,370	15,531
Imports of goods from other countries	9,777	11,330	11,707	11,467	14,567
Imports of services from other countries	775	778	850	903	964
Imports from other provinces	10,002	10,842	11,652	13,217	14,047
Imports of goods from other provinces	5,347	5,767	6,209	7,486	8,078
Imports of services from other provinces	4,655	5,075	5,443	5,731	5,969
Ratio of Imports to Nominal GDP	86.8%	92.7%	93.7%	95.0%	108.4%
Trade Balance	(2,065)	(2,566)	(3,594)	(4,272)	(5,656)
Gross Domestic Product at Market Prices	23,672	24,748	25,825	26,947	27,288

 Source:  Statistics Canada

Foreign Exports of Commodities

Foreign exports of commodities have become increasingly important to both the New Brunswick and Canadian economies. In 2008, foreign exports were equivalent to 50.4% of GDP for the Province compared to 35% for Canada.

New Brunswick’s foreign exports of commodities, estimated at $12,587 million in 2008 (in current dollars), increased at a compound annual growth rate of 5.3% over the 2004 to 2008 period.

Exhibit “99.1” Current Province of New Brunswick Description

Due to the significance of commodity exports, the economic performance of the Province is highly dependent on international economic conditions, particularly in the U.S. In 2008, the U.S. purchased an aggregate of 82.5% of the Province’s foreign commodity exports. Energy products (mostly refined petroleum products and some electricity) accounted for 65.6% of all commodity exports that year, followed by industrial goods at 10.2%, and both forest products and agricultural and fishing products at approximately 10% each respectively. Other important commodity exports are fertilizers, plastic products, machinery and mechanical appliances, potash, and metallic ores (mostly zinc).

The table below shows foreign exports of commodities from New Brunswick for the years 2004 to 2008. The largest component, energy products, increased at a compound annual growth rate of 17.1% during that time due to particularly strong increases in energy prices in the past few years. Exports of forest products decreased at a compound annual growth rate of 13% due to price declines and weak markets.   Declining at a compound annual growth rate of 0.6% over the past five years, exports of agricultural and fishing products experienced a period of strength in 2008 with growth of 13%.

Foreign Exports of Commodities

	Year Ended December 31,
						CAGR[1] (%)
	2004	2005	2006	2007	2008	2004-2008
	(In millions of dollars)
Forest Products	2,191.2	1,755.8	1,788.4	1,615.6	1,252.5	-13.0
Energy Products	4,470.9	6,181.4	5,810.4	6,658.2	8,406.4	17.1
Agriculture and Fishing Products	1,282.3	1,277.7	1,218.8	1,107.3	1,250.8	-0.6
Industrial Goods	692.3	801.7	852.9	1,095.6	1,305.6	17.2
Machinery and Equipment	565.3	459.0	471.5	471.1	335.4	-12.2
Other	235.8	202.4	235.6	234.7	257.5	2.2

Total	9,437.8	10,678.0	10,377.7	11,182.5	12,808.2	7.9

1Compound annual growth rate

Source:  Statistics Canada.

Foreign Imports of Commodities

The table below shows foreign imports of commodities to New Brunswick for the years 2004 to 2008. The largest component, energy products, increased at a compound annual growth rate of 17.6% during that time due to particularly strong increases in energy prices in the past few years.

Foreign Imports of Commodities

	Year ended December 31,					CAGR[1] (%)
	2004	2005	2006	2007	2008	2004-2008
	(In millions of dollars)
Forest Products	145.9	170.0	149.3	138.0	127.7	-3.3
Energy Products	4,126.8	5,135.9	5,108.3	4,996.8	7,882.8	17.6
Agriculture and Fishing Products	503.0	496.8	476.1	452.5	463.3	-2.0
Industrial Goods	952.8	1,040.9	725.7	798.3	985.9	0.9
Machinery and Equipment	638.3	713.9	613.7	602.1	840.6	7.1
Other	532.3	444.7	461.1	481.7	563.3	1.4

Total	6,899.0	8,002.6	7,534.4	7,469.6	10,864.4	12.0

1Compound annual growth rate

Source:  Statistics Canada.

Exhibit “99.1” Current Province of New Brunswick Description

New Investment

The following table sets forth statistics regarding new investment in New Brunswick, by sector, and compares total new investment with Canada as a whole.

New Investment
	Year Ended December 31,
	2004	2005	2006	2007	2008
	(In millions of dollars)
Construction
Housing	1,291.0	1,305.2	1,394.3	1,524.1	1,593.8
Public Administration	402.8	433.5	476.4	420.0	559.0
Other	877.7	996.7	1,717.7	1,999.3	2,013.6
Construction Investment	2,571.5	2,735.4	3,588.4	3,943.4	4,166.4

Machinery and Equipment
Manufacturing	379.1	597.7	n/d	537.5	534.3
Finance and Insurance	218.6	222.8	246.7	272.2	218.1
Public Administration	126.6	134.0	129.5	179.3	182.3
Real Estate and Rental and Leasing	113.5	212.3	227.3	215.0	200.4
Other	995.3	840.8	1,494.1	884.4	861.0
Machinery and Equipment Investment	1,833.1	2,007.6	2,097.6	2,088.4	1,996.1

Total New Investment	4,404.6	4,743.0	5,686.0	6,031.8	6,162.5

Total New Investment (Canada)	247,881.7	273,225.3	305,410.2	328,804.6	346,018.2

n/d not disclosed

Source: Statistics Canada

Capital investment in New Brunswick increased 2.2% to a record $6.2 billion in 2008. Investment in the public sector continued to rise while it declined in the private sector. Private sector capital investment, which represents about 74% of the total, decreased 4.8% in 2008 with construction and machinery and equipment both experienced declines. Capital spending from the public sector rose 29% in 2008. Nationally, capital investment climbed 5.2%. Major investments since the mid-1990s included projects in the refined petroleum products, power generation, real estate, retailing, food processing, electronic products, communications, transportation, health, recreation, education, and forestry-related industries.

Construction on the $750 million Canaport LNG terminal and the $1.4-billion refurbishment of the Point Lepreau generating station  (which includes the cost of replacement electricity) continued in 2008. The $750-million LNG terminal became fully operational in 2009 and received its first shipment for re-gasification in June of 2009. Work on the refurbishment of the Point Lepreau nuclear plant continues in 2009.

 Residential construction investment totaled $1622.04 million in 2008, a 6.2% rise over 2007. Construction of new dwellings and renovation expenditures both contributed to the increase. Nationally, residential construction investment grew 3.2%. In 2008, Provincial housing starts increased 0.8% to 4,279 units.

Non-residential building construction investment increased 2.0% in 2008. Gains in the industrial component (+17%) more than offset a 3.3% decline in commercial building construction. Institutional and governmental building construction also provided some upward pressure to non-residential investment by increasing 3.3% in 2008. While healthy gains in construction spearheaded employment growth among New Brunswick’s industries in 2007, this was not the case in 2008 as employment in the industry decreased by 100. Construction industries represent more than 7% of Provincial GDP.

Exhibit “99.1” Current Province of New Brunswick Description

Labour Force

Employment in New Brunswick experienced an increase in 2008 (+0.9%) with gains totalling 3,400 to reach a record high of 366,200. Employment gains were all in full-time work, which increased by 4,000 (+1.3%) and accounted for 84% of all jobs in the province. Part-time employment fell by 700 (-1.2%). Nationally, employment rose 1.5%. The Provincial unemployment rate increased from the previous year (which was a 32-year low) to 8.6% and marking the fifth consecutive year the rate has been lower than 10%. Canada’s jobless rate increased slightly to 6.1%. Unemployment in New Brunswick stood at 34,400, a 16.2% increase from 2007 while the national level increased 3.7%.

Labour Force
	Average for Year Ended December 31,
	2004	2005	2006	2007	2008
	(In thousands)
Population 15 years and over	607.6	610.4	611.3	613.2	617.9
Labour Force	388.0	388.2	389.6	392.4	400.6
Labour Force Employed	350.1	350.5	355.4	362.8	366.2
Labour Force Unemployed	38.0	37.7	34.2	29.6	34.4
Unemployment Rate
New Brunswick	9.8%	9.7%	8.8%	7.5%	8.6%
Canada	7.2%	6.8%	6.3%	6.0%	6.1%
Participation Rate
New Brunswick	63.9%	63.6%	63.7%	64.0%	64.8
Canada	67.5%	67.2%	67.2%	67.6%	67.8

Source: Statistics Canada

From 2004 to 2008, the number of persons employed in New Brunswick increased 4.6%. The goods-producing sector, which was a pillar of employment strength in 2007, suffered job losses in 2008 (-1,600), most notably in manufacturing (-2,700). The majority of job growth in the Province in 2008 was focused in the Service-Producing Sector with employment increasing by 5,000.  The largest gains in the Service-Producing Sector occurred in Public Administration and Health Care and Social Assistance.

The following table indicates employment by industry in New Brunswick for the years 2004 through 2008.

Employment by Industry

	Average for Year Ended December 31,

	2004	2005	2006	2007	2008
	(In thousands)
Goods-Producing Sector
Agriculture	6.7	6.8	6.2	6.3	6.0
Forestry, Fishing, Mining, Oil and Gas	11.7	11.6	9.9	11.1	11.7
Manufacturing	41.9	35.9	36.9	37.9	35.2
Utilities	3.6	3.3	3.1	4.1	4.9
Construction	19.4	18.6	21.1	24.0	23.9

Service-Producing Sector
Trade	54.1	58.2	56.8	57.2	57.7
Transportation and Warehousing	20.1	21.2	19.9	19.1	20.4

Exhibit “99.1” Current Province of New Brunswick Description

Professional, Scientific and Technical Services	16.1	15.1	14.5	15.5	17.2
Business, Building and Other Support Services	21.2	21.0	21.8	20.2	19.4
Educational Services	24.8	26.4	27.2	26.8	25.9
Health Care and Social Assistance	48.1	46.8	45.3	48.0	50.9
Information, Culture and Recreation	11.1	12.5	11.9	13.4	11.8
Accommodation and Food Services	21.6	22.2	25.0	24.2	23.9
Other Services	17.3	16.4	17.7	17.1	15.8
Finance, Insurance, Real Estate and Leasing	14.0	13.5	16.4	16.4	15.8
Public Administration	18.5	21.0	21.7	21.4	25.5

Total	350.1	350.5	355.4	362.8	366.2

Source: Statistics Canada

Economic Development

Economic growth is assisted by the Federal government’s Atlantic Canada Opportunities Agency (“ACOA”) which was launched in June 1987 with a mandate to stimulate economic development in the Atlantic Provinces. In addition, economic growth will be enhanced by investments in infrastructure which are made possible by the following joint initiatives:

The Canada-New Brunswick Infrastructure Program Agreement came into effect in 2000 to improve urban and rural municipal infrastructure in New Brunswick.  Canada and New Brunswick are each contributing $54.4 million to be matched by municipalities for a total fund of $163.2 million. As at March 31, 2009, $109.0 million of Federal/Provincial funding had been expended under this Agreement.  This initiative will continue until March 31, 2010.

The Canada-New Brunswick Municipal Rural Infrastructure Fund Agreement came into effect in 2004 to improve local infrastructure projects in New Brunswick.  Canada and New Brunswick are each contributing $39.6 million to be matched by municipalities for a total of $118.8 million.  As at March 31, 2008, $61.6 million of Federal/Provincial funding had been expended under this Agreement.  This initiative will continue until March 31, 2011.

The Canada-New Brunswick Agreement on the Transfer of Federal Gas Tax Revenues under the New Deal for Cities and Communities came into effect in 2006 for investment in environmentally sustainable municipal infrastructure.  Canada and New Brunswick are contributing $116.1 million and $30.0 million, respectively, for a total of $146.1 million.  As at March 31, 2008, $66.2 million had been expended under this initiative.

The Canada-New Brunswick Public Transit Capital Trust was established beginning in 2006 to invest a total of $41.4 million in public transit in New Brunswick. As at March 31, 2009, $28.1 million had been expended under this initiative.

Under the Canada-New Brunswick Building Canada Fund – Base Funding agreement which came into effect in 2008, $175 million of Federal funding will be invested in infrastructure projects during the seven years ending March 31, 2014.  This funding is to be matched by the province.  As at March 31, 2009, $44.2 million had been expended under this Agreement.

The Community Development Trust was established in 2008 by the Government of Canada to invest $30.0 million over three years in communities most affected by changes in the global economy.  As of March 31, 2009, $8.0 million had been expended from this trust.

In addition, economic growth will be enhanced by other investments which are made possible by the following joint initiatives:

The Canada ecoTrust Fund was established in 2007 by the Government of Canada to invest $34 million over three years in projects identified by the Climate Change Action Plan to reduce greenhouse gas emissions and air pollutants.  As at March 31, 2009, $10 million has been expended under this fund.

The Province of New Brunswick is also investing directly in the following three initiatives in support of economic growth:

Exhibit “99.1” Current Province of New Brunswick Description

•

In 1999 the Government of New Brunswick committed $50.0 million for the Acadian Peninsula Economic Development Fund in support of economic stimulation in the northeastern region of the Province.  As at March 31, 2009, $48.8 million has been expended under this initiative.  Beginning in 2002, a similar $30 million fund was established to support the Restigouche-Chaleur Economic Development Initiative in the northern part of the Province. As at March 31, 2009, $27.7 million has been expended under this initiative.  In 2004, the $25 million Miramichi Regional Economic Development Fund was established to provide economic development to the Miramichi region.  As at March 31, 2009, $22.5 million had been expended under this initiative.

•

In 2001, the Total Development Fund was established by the Government of New Brunswick to fund the implementation of value-added development initiatives in the forestry, mining, energy, aquaculture, agriculture, and tourism sectors.  As at March 31, 2009, $52.6 million had been expended under this program.

•

In 2008, the Government of New Brunswick committed $100 million to the Northern New Brunswick Infrastructure Initiative, a comprehensive development strategy for the northern regions of New Brunswick.  As at March 31, 2009, $2.0 million has been expended under this initiative.

REVENUE AND EXPENDITURE OF THE PROVINCE

General Information

Under the Constitution Act, 1867 and the Constitution Act, 1982 provincial legislatures are given certain exclusive powers, including the power to impose direct taxation within the provinces to raise revenue for provincial purposes and the power to borrow money on the sole credit of the provinces.

The Financial Administration Act governs the receipt of public money, the disbursement of public funds, the control of expenditures, and the keeping and auditing of public accounts of the Province.  All public monies are to be deposited to the credit of the Province and constitute the Consolidated Fund of the Province.  Monies necessary for the carrying out of the operations of the Provincial government for each fiscal year are voted by the Legislative Assembly, with the exception of those expenditures for which provision has already been made through existing legislative authority.  In addition, under the authority of the Financial Administration Act, should the occasion arise when the Legislative Assembly is not in session, the Lieutenant-Governor in Council may order the issue of a special warrant authorizing payment out of the Consolidated Fund for an expenditure required urgently for the public good which was not provided for by the Legislative Assembly.  Amounts appropriated under special warrant must be approved at the next session of the Legislative Assembly.

In accordance with the Financial Administration Act and certain other Acts, funds received for a special purpose are to be disbursed for that purpose.  Unlike other budgetary accounts, any unspent balance of these funds may be spent in subsequent fiscal years without appropriation by the Legislative Assembly.  At March 31, 2009, the balance of unspent special purpose funds was $110.3 million.

Funds may also be considered as Special Operating Agency Funds.  Revenue may be generated by the Agencies or from transfers from other budgetary accounts.  Any unspent balance of these funds may, with permission from the Board of Management as per the Financial Administration Act, be carried forward to subsequent fiscal years.  At March 31, 2009, the balance of unspent special operating funds approved for carry-over was $30.6 million.  All transactions between the Special Operating Agencies and Provincial departments are eliminated from the Province's combined statement of revenue and expenditure.

Volume 1 of the public accounts contains the consolidated financial statements of the Province which are subject to audit by the Auditor General.  The Auditor General is an official responsible under the provisions of the Auditor General Act for the examination of the accounts of the Province and for reporting thereon annually to the Legislative Assembly.   The consolidated financial statements include certain organizations that are accountable to the Provincial Legislature and are included in the Provincial Reporting Entity as described in Note 1(a) and (b) to the financial statements.  The methods by which the various organizations are included in the Province's financial statements are also outlined in Note 1(b).

Each fiscal year, the Minister of Finance delivers a budget and the Estimates of Revenue and Expenditure (the "Budget Estimates") to the Legislative Assembly.  The Minister of Finance reports on the status of the budget plan during the year.  The Budget Estimates include the revenue and expenditures of some Provincially-created Boards, Commissions and Crown corporations, or the net profits of such entities, or the Provincial contribution towards the operations of such entities, as well as funds advanced through such entities to various individuals and enterprises in the form of repayable loans and investments.

Exhibit “99.1” Current Province of New Brunswick Description

The Province enacted the Fiscal Responsibility and Balanced Budget Act in 2006 which states that “It is the objective of the Government of New Brunswick that, in respect of each fiscal period, the total amount of expenses for that fiscal period not exceed the total amount of revenue for that fiscal period.”  The most recently ended fiscal period commenced April 1, 2004 and ended March 31, 2007.  A new fiscal period began April 1, 2007 and will end March 31, 2011.  The Government met its objective with a cumulative surplus of $597.8 million for the fiscal period ending March 31, 2007, and had a cumulative surplus of $86.7 million for the fiscal period ended March 31, 2008.  In its 2009-2010 Budget, the Government indicated that given the global economic and financial climate, objectives of the Act for the current four-year period would not be met.  For the period ended March 31, 2009, the government generated a $192.3 million deficit for Balanced Budget purposes which resulted in a cumulative deficit of $105.6 million.

The Province implemented Tangible Capital Asset Accounting and introduced major changes in accounting policies during the year ended March 31, 2005.  It implemented the new government reporting model recommendations of PSAB of the CICA.  In addition to restating net debt, the new accounting model introduced an additional financial measure for governments that is referred to as the accumulated deficit.  It is the net debt minus non-financial assets.  With this model, net debt is divided into two components: the portion that relates to investment in capital infrastructure and other non-financial assets and the portion that relates to past operating deficits or the accumulated deficit.   The new reporting model has resulted in a number of financial statement changes.  In some cases, historical data cannot be reproduced in the new format.

The following table sets forth information regarding the surplus or deficit for the four fiscal years ended March 31, 2009 and the Budget Estimates for the fiscal year ending March 31, 2010.

Exhibit “99.1” Current Province of New Brunswick Description

Comparative Statement of Surplus or Deficit
	Year Ending March 31
					Budget
					Estimates
BUDGETARY ACCOUNTS	2006	2007	2008	2009	2010
	(In thousands of dollars)
Ordinary Account
Revenues	5,920,643	6,241,180	6,543,893	6,655,047	6,578,356
Expenditures	5,689,717	5,972,674	6,422,600	6,806,359	7,185,836
Surplus (Deficit)	230,926	268,506	121,293	(151,312)	(607,480)
Capital Account
Revenues	30,107	28,935	153,806	48,085	57,421
Expenditures	405,313	432,821	874,805	474,982	661,360
Surplus (Deficit)	(375,206)	(403,886)	(720,999)	(426,897)	(603,939)
Special Purpose Account
Revenues	53,345	62,648	62,442	67,090	60,047
Expenditures	46,460	53,102	52,276	61,915	63,681
Surplus (Deficit)	6,885	9,546	10,166	5,175	(3,634)
Special Operating Agency Account (Net)
Revenues	235,251	246,294	294,229	307,676	160,127
Expenditures	201,294	229,992	289,488	286,431	147,887
Surplus (Deficit)	33,957	16,302	4,741	21,245	12,240

Sinking Fund Earnings	226,367	231,745	230,655	233,407	234,100

Accounting Adjustments
Revenue	(7,900)	(7,086)	(215,551)	(197,344)	---
Expenditure	585	(18,832)	(242,473)	(77,093)	---
Consolidated Revenue	6,457,813	6,803,716	7,069,474	7,113,961	7,090,051
Add: Amortization of Deferred Capital Contributions	22,398	23,174	27,135	30,912	30,553
Less: Capital Revenues Related to Tangible Capital Assets	(24,930)	(43,489)	(165,380)	(64,859)	(57,206)
Items netted for Budget Purposes	27,279	30,818	33,671	32,786	33,937
Operating Revenue	6,482,560	6,814,219	6,964,900	7,112,800	7,097,335
Consolidated Expenditures	6,343,369	6,669,757	7,396,696	7,568,071	8,058,764
Add: Amortization Expense	227,446	238,700	253,346	279,960	282,979
Less: Gross Investment in Tangible Capital Assets	(342,596)	(367,250)	(837,763)	(440,780)	(537,466)
Other Accounting Adjustments	(8,021)	5,827	22,250	(119,466)	--
Items netted for Budget Purposes	27,279	30,818	33,671	32,786	33,937
Operating Expense	6,247,477	6,577,852	6,868,200	7,305,094	7,838,214

Surplus (Deficit)	235,083	236,367	96,700	(192,294)	(740,879)

(Increase) Decrease in Net Debt from Operations	114,444	133,959	(327,222)	(438,633)	(968,713)

Exhibit “99.1” Current Province of New Brunswick Description

Changes in Cash Flow

The following table sets forth the changes in cash flow of the Province for the four fiscal years ended March 31, 2009 and the Budget Estimates for the fiscal year ending March 31, 2010.

Changes in Cash Flow

					Budget
					Estimates[1]
	2006	2007	2008	2009	2010

Operating Transactions
Surplus (Deficit)	235.1	236.4	96.7	(192.3)	(740.9)
Non-Cash Items
Amortization of Premiums, Discounts and Issue Expenses	7.4	7.3	8.1	8.1	-
Foreign Exchange Expense	(7.8)	(30.8)	(16.8)	(6.6)	-
Increase in Allowance for Doubtful Accounts	59.7	69.9	58.6	118.9	-
Sinking Fund Earnings	(226.4)	(231.8)	(230.7)	(233.4)	(234.1)
Amortization of Tangible Capital Assets	227.5	238.7	253.4	279.9	283.0
Amortization of Deferred Capital Contributions	(22.4)	(23.1)	(27.1)	(31.0)	(30.6)
Loss on Disposals of Tangible Capital Assets	0.4	0.3	2.0	1.0	-
Actual Losses (Gains) Due to Foreign Exchange	19.1	16.6	4.5	3.5	-
Decrease in Pension Liability	(126.5)	(156.6)	(118.3)	34.5	-
Increase (Decrease) in Deferred Revenue	5.4	41.9	15.6	17.0	-
Decrease (Increase) in Working Capital	(79.2)	(128.3)	64.7	(105.7)	-
Net Cash from (Used In) Operating Activities	92.3	40.5	110.7	(106.1)	(722.6)

Investing Transactions
(Increase) Decrease in Investments, Loans and Advances	(401.5)	(95.0)	(198.9)	(20.6)	(160.9)
Non-Cash Adjustment in Investing Activities	-	-	8.0	(128.1)	-
Net Cash (Used In) Investing Activities	(401.5)	(95.0)	(190.9)	(148.7)	(160.9)

Capital Transactions
Purchase of Capital Assets	(342.6)	(367.3)	(837.8)	(440.8)	(537.5)
Cash Received to Acquire Tangible Capital Assets	24.9	43.5	165.4	64.9	57.2
Cash Used in Capital Transactions	(317.7)	(323.8)	(672.4)	(375.9)	(480.3)

Financing Transactions
Net Proceeds from Issuance of Funded Debt	987.9	1,095.3	733.4	1,486.9	-
Received from Sinking Fund for Redemption of Debentures and Payment of Exchange	144.1	376.7	180.4	375.0	-
Decrease in Obligations Under Capital Leases	(15.3)	(17.0)	(11.7)	(19.5)	-
Sinking Fund Installments	(127.9)	(129.1)	(143.4)	(139.6)	-
Funded Debt Matured	(453.2)	(755.5)	(537.3)	(861.3)	-
Net Cash from Financing Activities	535.6	570.4	221.4	841.5	-

Increase (Decrease) in Cash Position during Year	(91.3)	192.1	(531.2)	210.8	-
Cash Position – Beginning of Year	150.4	59.1	251.2	(280.0)	-
Cash Position – End of Year	59.1	251.2	(280.0)	(69.2)	-

Cash Represented by
Cash net of Bank Advances and Short Term Borrowing	59.1	251.2	(280.0)	(69.2)	-

 1 The Budget Estimates do not include estimates of total borrowing requirements of the Province.  For information with respect to financial requirements of the Province and with respect to maturing debt of the Province, see Financing-Financial Requirements” and “Financing-Funded Debt Maturity Schedule”, respectively.         (-) Denotes no estimate provided.

Exhibit “99.1” Current Province of New Brunswick Description

2008-2009 Budget Estimates

For the fiscal year ended March 31, 2009 there was a deficit of $192.3 million. This represents a decrease of $211.3 million over the budgeted surplus of $19.0 million. Operating revenues essentially came in on budget, $8.5 million higher than budget at $7,112.8 million and operating expenses were $219.8 million higher than budget at $7,305.1 million. Expenses were higher largely the result of the global economic downturn. More specifically the Province incurred $137.2 million in additional pension expense due to significant losses on pension fund asset values as well as $61.5 million in increased provision for losses on Business New Brunswick’s loan portfolio. Net debt increased by $438.6 million for the year compared to the budgeted increase of $118.3 million.

Fiscal Update 2009-2010

On September 2, 2009, the Premier announced a full budget would be tabled on December 1, 2009 including a complete fiscal update for the fiscal year 2009-2010.  The Premier indicated that due to the current global economic situation, it would be prudent to provide a full budget for 2010-2011 and an update for 2009-2010.  It was also stated the government remains committed to bringing the province’s books back into balance.

Major Sources of Ordinary Account Revenue

The major sources of ordinary account revenue for the Province are payments from the Federal government, consumption taxes and income taxes.  For the fiscal year ending March 31, 2010, the Province’s revenue is estimated at $6,578.4 million, projecting a decrease of 1.2% from the fiscal year ended March 31, 2009.  Overall this represents a projected decrease of $76.6 million in revenue.  Revenue is contracting due to the global economic slowdown and the government’s Plan for Lower Taxes in New Brunswick. The principal factors that have decreased are the following: Personal Income Tax ($98.9 million), Other Agencies ($88.2 million) and Consumption Tax ($71.6 million), partially offset by projected increases for Federal Government Payments ($105.7 million),  Corporate Income Tax ($60.5 million) and Licenses, Permits, and Fees ($25.0 million).

The following table shows the percentage sources of ordinary account revenue for the four fiscal years ended March 31, 2009 and the Budget Estimates for the fiscal year ending March 31, 2010.

Ordinary Account Revenue Sources
	Year Ending March 31
					Budget Estimates	Compound Annual Growth Rate
	2006	2007	2008	2009	2010	2006-10
	(%)
Taxes
Personal Income	18.0	18.8	19.2	19.9	18.6	3.6
Corporate Income	3.5	6.1	6.5	2.1	3.0	(1.1)
Consumption	19.6	18.7	17.1	20.4	19.6	2.6
Property	5.9	5.7	5.6	6.0	6.2	4.3
Miscellaneous	0.7	0.6	0.6	0.6	0.6	1.3
Total Taxes	47.6	50.0	49.0	49.0	48.1	2.9

Other Revenue
Licenses, Permits and Fees	5.4	5.3	5.0	5.0	5.4	2.9
Federal Government Payments	38.9	38.7	38.0	39.2	41.3	4.2
Other Agencies	6.3	4.3	5.6	4.7	3.4	(12.2)
Miscellaneous	1.8	1.7	2.3	2.2	1.9	3.9
Total Revenue	100.0	100.0	100.0	100.0	100.0
Total Net Ordinary Account Revenue (millions of dollars)	5,920.6	6,241.2	6,543.9	6,655.0	6,578.4	2.7

Exhibit “99.1” Current Province of New Brunswick Description

Personal and Corporate Income Taxes.  New Brunswick’s Provincial personal and corporate income taxes are collected and administered by the Federal government under a Federal-Provincial tax collection agreement.  For the taxation years up to and including 1999, personal income tax was calculated as a percentage of Federal income tax.  Effective January 1, 2000, the Province adopted a ‘tax on taxable income’ method of calculating Provincial personal income tax.  This method gave New Brunswick personal income tax policy flexibility to help ensure the tax system addresses the government’s social, economic and fiscal objectives.

The Plan for Lower Taxes in New Brunswick introduced in the 2009-2010 Budget announced that the existing four-rate, four-bracket personal income tax structure will be replaced with two rates of 9% and 12% and two-brackets. This two-rate system will be phased in over time and will be fully in place by 2012. Amendments to implement these changes were approved in the Legislature in June 2009.

Provincial Personal Income Tax Rates and Brackets

2008	2009	2010	2011	2012
10.12% on first $34,836	9.65% on first $35,707	9.3% on first $36,421	9.1% on first $37,150	9% on first $37,893 12% over $37,893
15.48% on $34,836 to $69,673	14.5% on $35,707 to $71,415	12.5% on $36,421 to $72,843	12.1% on $37,150 to $74,300
16,80% on $69,673 to $113,273	16.0% on $71,415 to $116,105	13.3% on $72,843 to $118,427	12.4% on $74,300 to $120,796
17.95% over $113,273	17.0% over $116,105	14.3% over $118,427	12.7% over $120,796

Provincial income tax credit amounts and tax brackets are indexed annually and for the years 2010 to 2012 they are indexed by the greater of national CPI and 2%.

In the 2001-2002 Budget, the Province introduced a low-income tax reduction that has been enhanced over the years. Currently, the Low-Income Tax Reduction ensures that all single tax filers with incomes up to $14,361 and families with incomes up to $24,645 will pay no Provincial personal income tax for the 2009 taxation year.  The Plan for Lower Taxes in New Brunswick enhanced the Low-Income Tax Reduction to provide more tax relief to low and middle-income earners.   Prior to 2009, the Low-Income Tax Reduction was phased out at 5 percent of income. For 2009 the phase out was reduced to 4 percent and will be phased out at 3 percent for subsequent taxation years.  As in previous years, eligible low-income families with dependent children may also receive the New Brunswick Child Tax Benefit and the New Brunswick Working Income Supplement, depending upon their income level.

The 2007-2008 Budget announced the implementation of Government’s Charter for Change commitment of doubling the Low-Income Seniors Benefit from $100 to $200 effective April 1, 2007.  The 2009-2010 Budget increased the amount of the provincial benefit available to New Brunswick low-income seniors from $200 to $300 in 2009.  The Low-Income Seniors’ Benefit will be further increased to $400 in 2010, fulfilling the government’s commitment to reach this target during this mandate.

In June 2006, the New Brunswick Legislature passed the Tuition Tax Cash Back Credit Act.  Under this program, New Brunswickers and others who attended post-secondary institutions anywhere, paid tuition after January 1, 2005 and decide to live and work in New Brunswick will be eligible for a rebate of 50% of their tuition costs to a maximum of $20,000, increased from $10,000 in the 2009-2010 Budget.  Individuals can apply for up to $4,000 per year, increased from $2,000 in the 2009-2010 Budget.  The 2007-2008 Budget amended the Tuition Rebate program to require graduation from an eligible post-secondary institution.

As part of the Government's efforts to encourage post-secondary education, on October 3, 2006, cabinet members approved the creation of $2,000 grants to first-time university students.  The 2009-2010 Budget eliminated this grant and redirected the funding to the Debt Reduction for Timely Completion Benefit program.  This measure will assist graduates with a high student debt who complete their program of study at a publicly funded post-secondary educational institution within the program’s established timeline.

Exhibit “99.1” Current Province of New Brunswick Description

The 2009-2010 Budget also announced that taxpayers paying medical or disability-related expenses on behalf of a dependent relative may claim those expenses under the medical expense tax credit. Currently, the maximum eligible amount that can be claimed on behalf of such a dependent relative in New Brunswick is $5,000. This eligible maximum was increased to $10,000, effective for the 2009 taxation year.

To encourage entrepreneurship and assist small businesses with obtaining equity capital, the Province implemented the Small Business Investor Tax Credit effective August 1, 2003.  This tax credit provides a 30% non-refundable personal income tax credit on eligible investments by New Brunswickers made after August 1, 2003.  The credit is applied against Provincial personal income tax otherwise payable.  The 2007-2008 Budget announced the enhancement of the Small Business Investor Tax Credit effective for applications received on or after March 13, 2007.  The enhancements include: (1) increasing the size of the allowable investment for the 30% credit from $50,000 to $80,000 so that the maximum amount of credit available to an individual investor increased from $15,000 to $24,000, (2) broadening the type of shares issued to include convertible, preferred shares and (3) increasing the size of business that is eligible to participate in the program from $25 million in net tangible assets to $40 million.  The 2009-2010 Budget further enhanced the Small Business Investor Tax Credit by increasing the size of the allowable investment for the 30% credit from $80,000 to $250,000 so that the maximum amount of credit available to an individual investor increased from $24,000 to $75,000.  The Budget also announced that amendments will be made to the program to allow a larger number of investors to participate in an investment project.

The New Brunswick Labour Sponsored Venture Capital (“LSVC”) non-refundable tax credit is intended to make venture capital financing more accessible to small and medium-sized businesses in the province.  The 2009-2010 Budget announced that the LSVC tax credit program will be enhanced to allow for an increase in the qualifying investment from $5,000 to $10,000 and the tax credit rate will increase from 15% to 20%.  These measures will apply to shares purchased after March 17, 2009.  To ensure that small and medium-sized businesses gain the maximum benefit from this enhancement, amendments will be made to provide for timely and greater reinvestment of LSVC dollars into New Brunswick companies.

On November 30, 2006, the New Brunswick Government paralleled the Federal changes to the taxation of dividend income by introducing a two-rate dividend tax credit (“DTC”) structure.  At that time, the enhanced New Brunswick DTC provided a rate of 12% on eligible dividends from large Canadian corporations paid on or after January 1, 2006.  The 2007-2008 New Brunswick Budget further modified the two-rate DTC structure that was announced in November 2006.  As a result of the increase to the Provincial small business CIT rate, the Budget announced the enhancement of the tax credit on dividends received from small business on or after January 1, 2007 from 3.7% to 5.3%.

The corporate income tax (“CIT”) is calculated as a percentage of corporate taxable income as defined for Federal tax purposes.  The Plan for Lower Taxes in New Brunswick reduced the general corporate income tax rate from 13% to 8% by 2012.  The table below shows the general corporate income tax rates from 2009 to 2012.  The general corporate income tax rate will be reduced on July 1st in each of those years.

New Brunswick Provincial General Corporate income Tax Rate: 2009 to 2012

2008	2009 (Effective July 1)	2010 (Effective July 1)	2011 (Effective July 1)	2012 (Effective July 1)
13%	12%	11%	10%	8%

The current Provincial small business corporate income tax rate is 5% and the income threshold eligible for the small business rate was increased in the 2009-2010 Budget from $400,000 to $500,000.

Effective January 1, 2003, New Brunswick’s Research and Development tax credit was significantly increased and enhanced from a 10% non-refundable tax credit to a 15% refundable tax credit for expenditures that are eligible for the Federal Scientific Research and Experimental Development Tax Credit. Also, New Brunswick offers a 40% refundable Film Tax Credit. The credit is applied to eligible wages and salaries paid to New Brunswick residents.

Capital Taxes.  Effective April 1, 1997, the Province introduced a Large Corporations Capital Tax applied to taxable capital in excess of $5 million at a rate of 0.3%.  The Large Corporations Capital Tax applies to the same definition of taxable capital as the Federal Large Corporations Tax but does not apply to Federally defined financial institutions.  In December 2005, the Province announced a $250-million, five-year plan to help the forestry industry respond to current challenges in

Exhibit “99.1” Current Province of New Brunswick Description

world market conditions.  Part of this initiative was the commitment to eliminate the Large Corporations Capital Tax by the end of 2008.  This tax was reduced to 0.25% for 2006, 0.2% for 2007, 0.1% for 2008, and was eliminated for 2009 and subsequent taxation years.

For banks, loan companies and trust companies, New Brunswick applies a capital tax on capital assets in excess of $10 million at a rate of 3%.  The Province administers the capital tax on financial institutions.  Both the Large Corporations Capital Tax and the Financial Corporations Capital Tax are deductible for Federal and Provincial corporate income tax purposes.

Harmonized Sales Tax.  Effective April 1, 1997, New Brunswick eliminated its Provincial retail sales tax and adopted a harmonized sales tax (“HST”) of 15%.  The HST is a value-added tax and was composed of the Federal 7% goods and services tax (“GST”) and a Provincial component of 8%.  The Federal government administers the HST.  The tax adopts the Federal GST base and therefore applies to all goods and services subject to tax under the Federal Excise Tax Act.   On July 1, 2006, the Federal government reduced the GST to 6%.  As a result, the HST rate in New Brunswick was reduced to 14%.  On January 1, 2008, the Federal government further reduced the GST to 5%.  As a result, the HST rate in New Brunswick was reduced to 13%.

Under the HST, businesses receive full input tax credits for tax paid on business purchases.  As with the Federal GST, the HST provides the same tax-free status for certain goods offered under the GST (e.g. basic groceries).  In addition, a number of rebates and credits are available.  Books receive a point-of-sale rebate on the 8% Provincial portion of the HST.  Matching Federal rebate programs, the Province provides partial rebates on the Provincial portion of the HST for municipalities, charities and non-profit organizations in respect of tax payable that is not otherwise recoverable.  New Brunswick also participated in the Foreign Visitor Rebate Program that allowed non-residents to claim the 8% Provincial portion of the HST on goods and services purchased in New Brunswick.  On September 25, 2006, the Government of Canada announced amendments to the Excise Tax Act that would eliminate the Visitor Rebate Program effective April 1, 2007. The Federal Budget 2007 confirmed this elimination and at the same time introduced a new Foreign Convention and Tour Incentive Program (“FCTIP”).  FCTIP is a new rebate program that provides GST/HST relief to non-resident consumers and non-resident non-GST/HST-registered businesses for short-term and/or camping accommodation in Canada included in a tour package and for certain properties and/or services used in the course of conventions held in Canada.  New Brunswick is participating in the new FCTIP.

Gasoline and Motive Fuel Taxes. The Provincial gasoline and motive fuel tax rates are currently 10.7 cents per litre for gasoline and 16.9 cents per litre for motive fuel.  To provide relief to New Brunswick drivers at the pumps, the Provincial gasoline tax was reduced by 3.8 cents per litre, effective at midnight October 3, 2006.  The government has also provided equivalent relief to owners of non-commercial diesel vehicles through a reduction in annual vehicle registration fees.  A $40 annual payment is made to the registered owner. Payments commenced for vehicles registered for the first time or registrations renewed after Oct. 3, 2006.

Tobacco Tax. To discourage smoking and to help offset the costs that smoking imposes on the health care system, New Brunswick tobacco taxes were increased twice in 2002.  On June 18th, 2002, tobacco taxes increased from 7.25 to 9.75 cents per cigarette, from 4.95 to 7.45 cents per tobacco stick and from 3.99 to 6.49 cents per gram of fine cut tobacco.  On December 10, 2002, tobacco taxes were further increased from 9.75 to 11.75 cents per cigarette, from 7.45 to 9.45 cents per tobacco stick and from 6.49 to 8.49 cents per gram of fine cut tobacco.

Property Taxes.  New Brunswick levies a Provincial real property tax of $1.50 per $100 of assessment on residential property that is not occupied by the owner.  A Provincial property tax rate of 65 cents per $100 of assessment is applied to owner-occupied residential property in unincorporated areas.  The Province also levies a property tax on non-residential property at a rate of $2.25 per $100 of assessment.  In addition to the residential and non-residential property tax rates, the Province applies a cost of assessment levy of two cents per $100 of assessment.  Municipal/local taxes are imposed to defray the cost of providing local services that are not provided by the Province.  In the case of incorporated municipalities, municipal taxes are collected by the Province and are remitted back to the municipality.  In unincorporated areas, the local tax is collected and retained by the Province, as the Province provides and pays for the provision of local services.  The Province offers a low-income property tax allowance of up to $200 for families with taxable incomes of $20,000 or under.  A fee of 5 cents per $100 of assessment is imposed on residential property that is not owner-occupied and is not exempt under the Assessment Act.

Effective January 1, 2005, qualifying not-for-profit housing corporations and not-for-profit co-operative housing associations are eligible to receive relief from the Provincial property tax applied to their low-income rental housing property.

Exhibit “99.1” Current Province of New Brunswick Description

In the 2005-2006 Budget, Government introduced legislation to amend the Assessment Act to encourage private sector businesses to develop and utilize heritage properties.  This program provides a property tax incentive for owners of designated heritage properties who undertake an approved restoration.  The owner of the designated heritage property is forgiven a portion of the net increase in Provincial and municipal taxes resulting from the increase in assessed value of this property for a four-year period.

On July 7, 2007, Government announced a new High Energy Use Tax Rebate to paper mills over the next two years for additional electricity costs resulting from the power rate increase approved by the New Brunswick Energy and Utilities Board (“EUB”) for the period April 1, 2007 to March 31, 2008 and to offset financial and market pressures. This assistance will be provided through a rebate against Provincial property taxes. To be eligible for the rebate, the paper mills must be operating as of March 31, 2008, they must be producing at 85 per cent of their previous year’s output at a minimum and they must not have any arrears in their property taxes. To receive the rebate in the second year, the mills must be operating as of March 31, 2009 and meet the same production criteria.  The 2009-2010 Budget extended the High Energy Use Tax Rebate by one year to March 31, 2010.

The 2009-2010 Budget announced that the Forestry Industry Investment Tax Credit will be offered for one year to help this critical sector make needed investments in manufacturing and processing facilities.  Qualifying forestry companies will be eligible for a rebate of 50% of their capital investments in manufacturing and processing equipment up to a maximum of 50% of the provincial property tax paid.

The Plan for Lower Taxes in New Brunswick provides for an accountability mechanism that will help prevent provincial and municipal property taxes from automatically escalating when assessments rise.  With this mechanism, increased revenues from growth in the assessment base associated with new construction, and market value increases of up to inflation, will continue to automatically flow to municipalities and the Province. By applying an accountability adjustment factor to the municipal or provincial property tax rate, the rate will be reduced to ensure that the revenue from the assessment base only reflects the growth due to new construction, and market value increases of up to inflation.  In the event that a municipality or the Province wanted to benefit from the amount of the assessment base growth exceeding new construction plus the market value increase up to inflation, they would have to increase their rate from the rate established by the accountability mechanism – by a vote at municipal council or in the provincial Legislature.

Federal-Provincial Fiscal Arrangements

Bill C-52, an Act to implement certain provisions of the budget tabled in Parliament on March 19, 2007, received Royal Assent on June 22, 2007.   Bill C-52 defines the changes to the fiscal Equalization and Canada Health Transfer and Canada Social Transfer payments to the provinces and the funding to the territories for the fiscal year beginning on April 1st, 2007.  The changes to the Equalization Program were based on the recommendations of the Federally-appointed Expert Panel on Equalization.  Additionally, it provided for a one-time payment to provinces and territories for the fiscal year 2007-2008 in support of child care spaces, along with one-time trust funds for clean air and climate change, a national HPV immunization program and the implementation of a patient wait times guarantee.

Fiscal Equalization Payments.  New Brunswick is one of seven provinces to receive fiscal equalization payments from the Federal government.  The Equalization Program assists provinces in providing reasonably comparable levels of public services at reasonably comparable levels of taxation.  New Brunswick's equalization payment for the fiscal year ended
March 31, 2007 was $1,450.8 million and for the fiscal year ended March 31, 2008 was $1,476.5 million.  Fiscal equalization payments accounted for 23.3% of total ordinary revenue for the fiscal year ended March 31, 2007 and 22.6% of the total ordinary revenue for the fiscal year ended March 31, 2008.

Canada Health Transfer (“CHT”) and Canada Social Transfer (“CST”).  In 2007-2008 the Federal government provided annual funding through the CHT, CST and various one-time funds in support of health care, post-secondary education, social assistance and services, early childhood development, and early learning and child care to provinces and territories.  For the fiscal year ended March 31, 2007, major health and social transfers totaled $755.6 million which accounted for 12.1% of total ordinary revenue.  For the fiscal year ended March 31, 2008, major health and social transfers totaled $805.7 million which accounted for 12.3% of total ordinary revenue.  Starting in 2007-2008, CST cash is allocated on an equal per capita basis.  Effective in 2008-2009, total Federal cash funding will increase by $1,050 million in support of child care spaces and post-secondary education with total cash funding growing by 3% annually thereafter.  The CHT will be allocated on an equal per capita cash basis starting in 2014-2015, when current legislation incorporating the 10-Year Plan to Strengthen Health Care expires.

Exhibit “99.1” Current Province of New Brunswick Description

Fiscal Stabilization Program.  Under the Fiscal Stabilization Program, the Federal government may make unconditional payments to a province when total revenues of that province, as per the Federal definition, fall short of the previous year’s total due to a downturn in economic activity.

Major Ordinary Account Expenditure

For the fiscal year ended March 31, 2009 the Province's ordinary expenditure was $6,806.4 million, 6.0% higher than the ordinary expenditure for the fiscal year ended March 31, 2008.  The net increase of $383.8 million was a result of additional investments made in healthcare, education, children and youth, and seniors along with additional pension expense as a result of weakened market returns. The total budget for ordinary account expenditures for the year ending March 31, 2010 is $7,185.8 million.

Ordinary Account Expenditure
	Year Ending March 31,
					Budget
					Estimates
	2006	2007	2008	2009	2010
	(In millions of dollars)
Central Government	586.1	611.8	704.7	762.6	786.6
Economic Development	153.3	158.5	163.0	212.3	178.6
Education	1,212.3	1,204.2	1,199.9	1,228.8	1,586.5
Labour and Employment	117.2	120.2	245.8	243.2	124.5
Social Development	765.8	808.3	894.6	932.7	927.9
Health	1,803.0	1,941.6	2,112.5	2,262.7	2,440.5
Protection Services	149.3	220.8	170.9	205.7	179.3
Resources	146.6	179.9	160.8	150.4	164.7
Service of the Public Debt	591.4	559.3	576.8	602.5	623.9
Transportation	164.7	168.1	193.5	205.5	173.3
	5,689.7	5,972.7	6,422.5	6,806.4	7,185.8

Economic Development.  Budgeted Economic Development expenditure of $178.6 million represents 2.5% of the total budgeted expenditure for the fiscal year ending March 31, 2010 and is made up of the Departments of:  Business New Brunswick ($56.1 million), the Regional Development Corporation ($73.5 million), Tourism and Parks ($29.0 million), and a portion of General Government ($20.0 million).

Education.  The Province budgeted $1,586.5 million (22.1% of total budgeted expenditure) for the fiscal year ending March 31, 2010 for Education expenditures.  This is made up of estimated operating expenditures of elementary and secondary schools totaling $963.2 million, budgeted operating grants to universities estimated at $258.9 million, estimated grants and costs for the New Brunswick Community College Special Operating Agency of $142.9 million, and General Government expenditures estimated at $221.5 million.

Employment Development and Labour.  The Employment Development and Labour expenditure budget of $124.5 million represents 1.7% of the total budgeted expenditure for the fiscal year ending March 31, 2010 and is made up of a portion of each of the Department of Post Secondary Education, Training and Labour ($123.9 million) and General Government ($0.6 million).

Social Development..  The total budgeted expenditures in this area for the March 31, 2010 fiscal year are $927.9 million (12.9 % of total budgeted expenditures).  Programs included in this function are: an income security program, funding for individuals in Nursing Homes and Special Care Homes and assistance for individuals and families in the acquisition and/or retention of suitable accommodations.

Exhibit “99.1” Current Province of New Brunswick Description

Health.  The Province pays the operating expenditures of approved public hospitals to cover the cost of hospital services supplied by such hospitals.  The Province also operates a comprehensive medical services payment plan (Medicare), which covers the costs of eligible medical services incurred by registered residents.  For the fiscal year ending March 31, 2010, expenditure on health services is estimated at $2,440.5 million, 34.0% of total budgeted expenditure.

Protection Services.  The Protection Services budgeted expenditure of $179.3 million represents 2.5% of total expenditure budgeted for the fiscal year ending March 31, 2010 and is made up of the Department of Justice and Consumer Affairs ($40.1 million), the Office of the Attorney General ($16.7 million), the Department of Public Safety ($118.8 million), and a portion of General Government ($3.7 million).

Resources.  Budgeted expenditure for Resources is $164.7 million and represents 2.3% of the total budgeted expenditure for the fiscal year ending March 31, 2010 and is made up of the Department of Agriculture and Aquaculture ($36.8 million), the Department of Environment ($12.3 million), the Department of Fisheries ($4.8 million), the Department of Natural Resources ($85.6 million), the Department of Energy ($3.7 million), the Energy Efficiency and Conservation Agency of New Brunswick ($14.6 million), and a portion of General Government ($6.9 million).

Transportation.  For the fiscal year ending March 31, 2010, the Province budgeted $173.3 million for the planning, design and maintenance of highways and the operation of ferry services.  This represents 2.4% of the total budgeted expenditure.

Central Government.  The Central Government expenditure of $786.6 million estimated for the fiscal year ending March 31, 2010 represents 10.9% of total budgeted expenditure and is made up of expenditures of the Department of Finance ($12.4 million), the Department of Supply and Services ($113.9 million), the Department of Local Government ($116.7 million), General Government ($290.2 million), the Department of Wellness, Culture and Sport ($18.8 million),  other central agencies ($41.1 million), and Consolidated Entities (193.5 million).

Service of the Public Debt.  For the fiscal year ending March 31, 2010 the estimate of $623.9 million for servicing the debt of the Province including interest, foreign exchange, amortization, and other debt management expenditures represents 8.7% of the total budgeted expenditure.

Exhibit “99.1” Current Province of New Brunswick Description

Net Capital Expenditures

The following table shows the gross capital expenditure for the four fiscal years ended March 31, 2009 and the Budget Estimates for the fiscal year ending March 31, 2010.  The table also shows the total amounts of recoveries through cost-sharing agreements with the Federal government.

Net Capital Expenditure
					Estimate
	2006	2007	2008	2009	2010
EXPENDITURES	(In millions of dollars)
Bridges	35,428	33,870	25,086	48,317	61,100
Capital Grants to Universities	-	-	-	-	30,000
Economic and Regional Development	13,753	17,830	15,925	16,294	22,384
Highways	188,972	206,842	697,640	270,610	317,700
Hospitals	88,553	92,018	66,090	42,971	67,100
Other Public Buildings	12,536	12,214	19,459	27,659	95,176
Permanent Parks	1,885	3,406	1,750	6,100	4,000
Schools	45,853	56,402	33,116	41,425	51,500
Vehicles	14,680	7,610	12,428	17,781	7,000
Water Pollution Control Grants	670	237	-	-	-
Other	2,982	2,392	3,311	3,825	5,400
	405,312	432,821	874,805	474,982	661,360
RECOVERIES
Recoveries from Canada Economic and Regional Development				22,130	-
Highways	25,458	27,307	151,585	18,868	39,206
Primary Healthcare Transition	1,190	677	-	3,300	18,000
	26,648	27,984	151,585	44,298	57,206
Other Recoveries	3,459	951	2,221	3,788	-
	30,107	28,935	153,806	48,086	57,206
Net Capital Expenditure	375,205	403,886	720,999	426,896	604,154

Special Operating Agencies

Revenue may be generated by the Special Operating Agencies or from transfers from other budgetary accounts.  Expenditures are incurred by the agencies in delivering the programs they offer and may be of a capital or operating nature.  For the fiscal year ending March 31, 2010, gross revenue is estimated at $365.6 million from the various agencies and expenditures are estimated at $353.4 million.

Loans and Advances

The Province has followed a policy of promoting economic development through the provision of financial assistance to industry.  Such assistance has been channeled principally through the Department of Business New Brunswick, the Department of Social Development and Provincial Holdings Ltd. and may take the form of repayable loans, guarantees of bank loans and bond issues and equity investments.  Funds required for repayable loans and advances are appropriated annually by the Legislative Assembly and are included in the Province's annual borrowing requirements.  Allowances for amounts for which collection is doubtful are reviewed annually and the net balances of loans and advances less allowances are reflected in the Province's accounts.

Business New Brunswick.  The Minister of Business New Brunswick is responsible for assistance provided under the Economic Development Act, the Agricultural Development Act and the Fisheries Development Act:

Exhibit “99.1” Current Province of New Brunswick Description

The Economic Development Act authorizes the Minister to provide financial assistance to aid and encourage the establishment or development of industry on such terms and conditions as are specified by the Lieutenant-Governor in Council.  At March 31, 2009, loans and guarantees under the Economic Development Act amounted to approximately $384.3 million.  The allowance for doubtful accounts on these loans and guarantees amounted to $188.2 million.

The Agricultural Development Act provides aid to farmers and farm-related businesses by way of loans, grants and loan guarantees to increase income and employment in rural areas of the Province.  At March 31, 2009, loans and guarantees outstanding were $7.2 million.  The allowance for doubtful accounts totaled $4.4 million.

The Fisheries Development Act provides financial assistance mainly by way of direct loans to fishermen to purchase and operate fishing vessels and equipment.  At March 31, 2009, loans and guarantees outstanding amounted to $48.8 million.  The allowance for doubtful accounts totaled $39.6 million.

Provincial Holdings Ltd.  Provincial Holdings Ltd. (“PHL”) is a New Brunswick company that the Province uses to invest in the equity of industrial enterprises that are based in the Province.  PHL is wholly-owned by the Province. As at March 31, 2009, $2.9 million had been advanced to PHL by the Province.  The allowance for doubtful accounts on loans to PHL totaled approximately $2.9 million.

Social Development.  The Department of Social Development carries out the Government's housing policies.  Loans are issued pursuant to the New Brunswick Housing Act.  At March 31, 2009, loans under the New Brunswick Housing Act totaled $35.5 million.  The allowance for doubtful accounts on these loans totaled $4.7 million.  In accordance with the recommendations of the CICA, loans that will be repaid through future Provincial appropriations are expensed at the time of issue.

Post-Secondary Education and Training. The Department of Post-Secondary Education and Training administers the Student Loan Program which provides financial assistance to New Brunswick residents attending post-secondary institutions. At March 31, 2009, the total of Student Loans outstanding was $369.2 million. The allowance for doubtful accounts on these loans totaled $74.1 million.

FINANCING

Financing Requirements

Net loans and advances, sinking fund installments and the difference between the cash contributions made to the pension funds and the amounts expensed according to CICA recommendations as well as several other relatively small items are not included in the budget since they are non-budgetary items.  Borrowing requirements associated with the budget and the aforementioned items for the fiscal year ended March 31, 2009 were $789.8 million and for the fiscal year ending March 31, 2010 are estimated at approximately $908.2 million. In addition, $100 million will be required for the student loan program.

Non-Public Borrowing

In recent years, the Province has borrowed from one non-public source, the Canada Pension Plan Investment Fund.

The Canada Pension Plan (“CPP”) is a compulsory national pension plan in which all provinces other than Quebec participate.  When the CPP generates surpluses, the excess funds are invested in capital markets.  In the past, funds were invested in non-marketable securities issued by participating provinces, provincially guaranteed Crown Corporations and the Federal government at a rate based on the Federal government's long-term public market borrowing costs.  Changes to CPP legislation in 1998 allowed for new funds flowing into the CPP to be invested in domestic and foreign equities and for provincial bonds previously issued to the CPP Investment Fund to be rolled over upon maturity on a one-time basis at a cost equal to the respective province’s market rate.  At March 31, 2009, New Brunswick had outstanding borrowings from the CPP Investment Fund of $834.3 million.

Exhibit “99.1” Current Province of New Brunswick Description

Public Borrowing

At March 31, 2009, the Province had outstanding borrowings for Provincial purposes from non-CPP sources totaling $9,293.3 million through the issue and sale of debentures and notes, such securities being denominated in Canadian dollars and U.S. dollars.  Not included in this amount is $4,177.1 million borrowed on behalf of New Brunswick Electric Finance Corporation (“NBEFC”).

Trend and Distribution of Borrowing

The trend and distribution of the amounts and sources of the Province's annual debt financing over the past five fiscal years is shown below.

Funded Debt
	Year Ended March 31,
	2005	2006	2007	2008	2009
	(In millions of dollars)
Canada Pension Plan Liabilities	834.3	834.3	834.3	834.3	834.3
Public
Provincial Purpose Debt	7,562.7	8,108.1	8,438.5	8,627.4	9,293.3
Advances to NBEFC (NB Power)	3,316.6	3,261.5	3,709.1	3,602.9	4,177.1
Total	11,713.6	12,203.9	12,981.9	13,064.6	14,304.7

Growth of Funded Debt for Provincial Purposes

The following tables illustrate the rate of change of the Province's outstanding Provincial purpose funded debt and present certain ratios relating that growth to economic indicators.  The following tables do not include $300.0 million borrowed during fiscal year 2005 for New Brunswick Electric Finance Corporation (“NBEFC”), $400.0 million borrowed during fiscal year 2006, $560.0 million borrowed during fiscal year 2007 and $305.0 million borrowed during fiscal year 2008 and $620 million borrowed during fiscal year 2009 on behalf of NBEFC.

The Province is required by legislation to pay annually into a sinking fund the Canadian currency equivalent of not less than 1% of all Provincial purpose funded debt.  The Province’s current policy is to pay 1.5% of Provincial purpose funded debt annually into the sinking fund.  Sinking fund installments are invested in approved securities including direct and guaranteed obligations of the Province.  Interest earned on such investments is added to the sinking fund and is reinvested in approved securities.  At March 31, 2009 the value of the sinking fund applicable to debt issued for Provincial purposes amounted to $4,159.9 million.  For the fiscal year ended March 31, 2009, earnings on investments held for the repayment of Provincial purpose debt amounted to $233.4 million.

Outstanding Net Provincial Purpose Funded Debt1

(In millions of dollars unless otherwise indicated)

At March 31,	Canadian Dollars	US Dollars	Swiss Francs	Total[2]	Value of Sinking Funds	Net Provincial Purpose Funded Debt	Change over Previous Year (%)
2005	7,204.6	800	100.0	8,397.0	3,773.8	4,623.2	(3.1)
2006	7,954.6	650	100.0	8,942.4	3,984.0	4,958.4	7.3
2007	7,979.9	1,064.5	0.0	9,272.8	3,968.2	5,304.6	7.0
2008	8,624.6	764.5	0.0	9,461.7	4,161.9	5,299.8	(0.1)
2009	8,922.7	764.5	300.0	10,127.6	4,159.9	5,967.7	12.6

1 Debt securities are reported in the currency in which they were originally issued.  Some issues have been hedged into Canadian dollars.

Exhibit “99.1” Current Province of New Brunswick Description

2 Debt securities payable in foreign currencies are expressed as the Canadian dollar equivalent at fiscal year-end rates of exchange or, where hedges are in place, at the rates of exchange established by such hedges.

Comparative Debt Statistics1

	Year ended March 31,
	2005	2006	2007	2008	2009
	(In millions of dollars unless otherwise indicated)

Gross Domestic Product at market prices	23,672	24,748	25,825	26,947	27,288
Personal Income	19,856	20,534	21,302	22,352	23,226
Ordinary Revenue	5,602	5,921	6,241	6,544	6,655
Net Funded Debt	4,623	4,958	5,305	5,300	5,968
As % of Gross Domestic Product	19.5	20.0	20.5	19.7	21.9
As % of Personal Income	23.3	24.1	24.9	23.7	25.7
As % of Ordinary Revenue	82.5	83.7	85.0	81.0	89.7

1 The figures for Ordinary Revenue and Net Funded Debt are for the fiscal year ended March 31.  The figures for GDP and Personal Income are for the calendar year ended December 31 of the previous year.

Provincial Purpose Funded Debt Maturity Schedule For Securities Outstanding at March 31, 2009 (In millions of dollars[1] )
Year ended March 31	CAD$	USD	CHF	Total in CAD$
2010	922.7	-		922.7
2011	440.4	-		440.4
2012	908.5	-		908.5
2013	803.2	100.0		929.2
2014	879.4	100.0		1,005.4

2010-2014	3,954.2	200.0		4,206.2
2015-2019	1,950.0	414.5	300.0	2,756.1
2020-2024	319.1	150.0		465.8
2025-2029	586.3	-		586.3
2030-2034	550.0	-		550.0
2035-2041	1,563.2	-		1,563.2
Total	8,922.7	764.5	300.0	10,127.6

1 Debt securities are shown in currency in which they were issued.

2 Debt securities payable in foreign currencies are expressed as the Canadian dollar equivalent  as some of that debt may have been swapped.

From April 1, 2009 to date the Province has borrowed $1,107.4 million.

Unfunded Debt

Because the Province follows an accrual accounting system, expenditures are allocated to the year in which they were incurred regardless of the date of payment resulting in the establishment of accounts payable and accrued liabilities.  Such unfunded debt is not secured by debt instruments.

Exhibit “99.1” Current Province of New Brunswick Description

At March 31, 2009, the Province's unfunded debt was as follows:

At March 31, 2009 (In millions of dollars)
Bank Advances and Short Term Borrowing	1,025.8
Trust Deposits	78.1
Accounts Payable and Accrued Expenditures	2,086.3
Deferred Revenue	397.6
Total Unfunded Debt	3,587.8

This unfunded debt is partially offset by assets of the Province in the amount of $2,547.1 million, represented by $956.6 million of cash and short term investments, $378.7 million of receivables and advances, $1,066.4 million of taxes receivable, $60.3 million of inventories, and $85.4 million of prepaid and deferred charges.

Contingent Liabilities

The following table summarizes outstanding contingent liabilities at March 31, 2009 with comparable numbers as at March 31, 2008:

	At March 31,
	2008	2009
	(In millions of dollars)
Bank Loans
Under Various Acts	116.7	128.8
Less: Provision for Possible Losses	37.9	40.6
Total Contingent Liabilities	78.8	88.2

Due to the adoption of the definition of the Reporting Entity recommended by PSAB of the CICA, guarantees associated with the debt of NBEFC and the New Brunswick Municipal Finance Corporation are not included in the previous table.  These guarantees are as follows:

	At March 31,
	2008	2009
	(In millions of dollars)
Bonds, Debentures and Notes
New Brunswick Electric Finance Corporation[1]	125.0	0.0
New Brunswick Municipal Finance Corporation	569.5	612.9
Loans from Northern Canada Power Commission to NB Power	1.2	0.7
	695.7	613.6
Less: Sinking Funds	56.1	0.0
	639.6	613.6
Accrued Interest [1]	14.1	8.4
Total	653.7	621.0

1 Foreign denominated debt plus accrued interest are expressed as the Canadian dollar equivalent at fiscal year-end rates of exchange.

Exhibit “99.1” Current Province of New Brunswick Description

Debt Record

The Province has always paid promptly when due the full amount of the principal, redemption premium, if any, and interest on every direct obligation issued by it and every indirect obligation on which it has been required to implement its guarantee, all in the lawful currency of the country where payable at the time of payment thereof, subject during wartime to any applicable restrictions of laws and regulations forbidding trading with the enemy.

CONSOLIDATION OF NEW BRUNSWICK PUBLIC SECTOR DEBT

Other than the Province, NBEFC and the New Brunswick Municipal Finance Corporation, municipalities are the only public sector entities with outstanding debt.  Municipalities, with the exception of the City of Saint John, are required to obtain approval from the Provincial government before borrowing money for capital expenditures.

Consolidated Funded Debt of the New Brunswick Public Sector

	(In millions of dollars)
Province of New Brunswick
	Funded Debt	10,127.6
	Less: Sinking Funds	4,159.9
		5.967.7
Municipalities
	Funded Debt	612.9
Total Public Sector Debt		6,580.6

Information in the foregoing table relative to the Province is at March 31, 2009 and information relative to municipalities is the amount outstanding at December 31, 2008.  The figures for the Province do not include contingent liabilities of the Province in respect of its guarantees of obligations of NBEFC ($0.7 million).  Also excluded is $3,761.7 million (net of sinking funds of $415.4 million) borrowed by the Province on behalf of NBEFC.  This debt is paid out of the operating revenues of  NBEFC rather than out of Provincial revenues.  From April 1, 2009 to date the Province has borrowed $1,107.4 million.

PUBLIC SECTOR PENSION LIABILITIES

The Public Service Superannuation Act (“PSSA”) establishes a plan under which pensions are paid to most Government employees and to certain employees of boards or institutions affiliated with the Province or their surviving spouses and minor dependents.  Employees contribute approximately 6.0% on average of their salaries into the Public Service Superannuation Fund (“PSSF”).  Approximately 9,069 active Provincial employees are making contributions. The Province and other designated employers are required to contribute into the PSSF an amount that is necessary, in addition to employee contributions, to cover current service cost.  If at any time the PSSF is unable to satisfy all pension liabilities, the deficiency will be met out of the ordinary revenue of the Province.  The Province contributed $43.0 million as the employer portion of current service cost for the year ended March 31, 2009.  The Province will contribute approximately $47.6 million for current service cost for the fiscal year ending March 31, 2010.  The market value of the PSSA Pension Plan assets was $3,844.8 million as of March 31, 2009.

As a result of the PSSA Pension Plan’s April 1, 2008 actuarial valuation for funding purposes, the Province and three other designated employers will continue making special payments to reduce the $193.7 million unfunded liability.  The Province’s share of the special payments will be $48.0 million while the three designated employers will collectively contribute $13.0 million in the fiscal year ending March 31, 2010. ($46.0 million for the Province and $12.5 million collectively for the three designated employers in the fiscal year ended March 31, 2009).

Exhibit “99.1” Current Province of New Brunswick Description

The Teachers’ Pension Act establishes a plan for the payment of pensions to retired teachers or their surviving spouses and minor dependents.  Teachers covered contribute approximately 7.7% on average of their salaries into the Teachers’ Pension Fund (“TPF”).  Approximately 8,288 active employees are making contributions.  The Province is required to match employee contributions.  If at any time the TPF is unable to satisfy all pension liabilities, the deficiency will be met out of the ordinary revenue of the Province.  The Province contributed $40.0 million as the employer portion of current service cost for the year ended March 31, 2009.  The Province will contribute approximately $42.5 million for the fiscal year ending March 31, 2010.  The market value of the TPF was $3,157.8 million as at March 31, 2009.

As the result of the Teachers’ Pension Plan’s April 1, 2006 actuarial valuation for funding purposes, the Province will continue making special payments to reduce the $170.2 million unfunded liability.  The special payments will be $88.6 million in the fiscal year ending March 31, 2010 ($85.0 million in the fiscal year ended March 31, 2009).

As of April 1, 2009, the Public Service Superannuation Plan had an actuarial pension liability of $915.4 million using accounting assumptions while the Teachers’ Pension Plan had an actuarial pension liability of  $986.5 million.

Significant actuarial assumptions used for the purposes of financial statements were:

Short Term

Long Term

Salary escalation rate

3.00%

     3.00%

Real rate of return

4.25%

4.25%

Inflation

2.50%

2.50%

As at March 31, 2009, the financial statements for the Province reported a pension surplus of $131.4 million and $253.5 million for the Public Service Superannuation Plan and the Teachers’ Pension Plan, respectively.  The primary difference between the actuarial pension liabilities and the liabilities per the financial statements is that accounting standards require that experience gains be amortized over the estimated average remaining service life of the employees.

The Province sponsors three separate School District pension plans totaling $263.1 million in assets.  The plans have December 31 year-ends.  The total liability was approximately $35.4 million on an actuarial basis with a $14.0 million surplus on an accounting basis.  If at any time these plans are found to be deficient, the Province is required to contribute an amount sufficient to fully fund the obligations.

The Province sponsors pension plans for Provincial court judges, Members of the Legislative Assembly and the Ombudsman.  Collectively they have a total actuarial unfunded liability of $62.3 million and an accounting unfunded liability of $58.3 million as at March 31, 2009.

The Province also contributes to the Pension Plan for Certain Bargaining Employees of New Brunswick Hospitals, C.U.P.E. Employees of New Brunswick Hospitals and the Pension Plan for Part-time and Seasonal Employees.  The Province contributes a fixed percentage of an employee’s wages and has no further financial obligation.

New Brunswick Investment Management Corporation

In 1996, legislation was proclaimed establishing the New Brunswick Investment Management Corporation.  The corporation acts as trustee for the PSSF, the TPF and the Provincial Court Judges’ Pension Fund.

Exhibit “99.1” Current Province of New Brunswick Description

NEW BRUNSWICK POWER HOLDING CORPORATION

NB Power was established as a Crown Corporation of the Province in 1920 by enactment of the Electric Power Act.

On October 1, 2004 the Province of New Brunswick proclaimed the Electricity Act (the “Act”), which resulted in the reorganization of NB Power and the restructuring of the electricity industry in New Brunswick. The NB Power Group (the “Group”) was continued as a holding company and four operating companies:

New Brunswick Power Holding Corporation (Holdco), which provides strategic direction, governance and support to the subsidiaries for communications, finance, human resources, legal, and governance. It also provides shared services on a cost-recovery basis;

New Brunswick Power Generation Corporation (Genco)1, which is responsible for the operation and maintenance of the oil, hydro, coal, and diesel-powered generating stations;

New Brunswick Power Nuclear Corporation (Nuclearco), which is responsible for the operation of Point Lepreau Generating Station;

New Brunswick Power Transmission Corporation (Transco), which is responsible for operating and maintaining the transmission system and

New Brunswick Power Distribution and Customer Service Corporation (Disco), which is responsible for operating and maintaining the distribution system. Disco is designated as the standard service supplier for the Province and is obligated to provide standard services to residential, commercial, wholesale, and industrial customers located throughout the Province.

The Group provides New Brunswickers with electricity at the lowest possible cost consistent with safety, reliability and the environment. The electricity is generated at 16 facilities and delivered via power lines, substations and terminals to more than 380,000 direct and indirect customers within New Brunswick. In addition, the Group exports electricity to New England, Quebec, Nova Scotia, and Prince Edward Island.

At March 31, 2009, the Group operated seven hydro-electric plants with a combined net generating capacity of 895 megawatts, one CANDU nuclear plant at Point Lepreau with a net generating capacity of 635 megawatts, five thermal plants with a combined net generating capacity of 1,903 megawatts, and three combustion turbine plants with a combined net generating capacity of 526 megawatts.  The Group has a total net generating capacity of 3,959 megawatts and its gross generation constitutes 90% of the gross generating capacity in the Province2.  Gross investment in all plants at March 31, 2009 was $4,4113 million.

At March 31, 2009, the Group maintained 6,829 kilometers of transmission lines and 20,397 kilometers of distribution lines representing a gross investment of $3543 million and $8033 million, respectively.  The Group also had a gross investment of $4893 million in terminals and substations.

Transco has extensive interconnection facilities to take advantage of its favourable geographic position between the two very large electric power systems in Québec and New England and the other two Maritime Provinces.  At March 31, 2009 interconnection capacity was as follows:

1 Genco wholly owns two subsidiaries

• New Brunswick Power Coleson Cove Corporation (Colesonco), which owns and operates Coleson Cove  Generating Station, with a generating capacity of 978 MW included in Genco’s total capacity

• NB Coal Limited (NB Coal), which mines local coal to supply Grand Lake Generating Station.

2 Gross generating capacity for the Province is based on 2006 Statistics Canada figures.

3 Excluding construction in progress

Exhibit “99.1” Current Province of New Brunswick Description

Interconnection Capacity

Utility System	Megawatts (MW)
	Import	Export

Quebec	1,019	770
New England	716	1,120
Nova Scotia	350	300
Prince Edward Island	124	222

Total	2,209	2,412

Genco exports energy to Northern Maine and New England pursuant to export permits from the National Energy Board expiring in the 2016-2017 period.

Significant Events

The Group works continuously to ensure a long-term reliable electricity supply at the lowest possible cost, consistent with safety and the environment. Long-term business development includes several major projects.

Memorandum of Understanding

On October 29, 2009 the Premiers of New Brunswick and Quebec signed a Memorandum of Understanding (“MOU”) to sell most of the assets of NB Power to Hydro-Quebec.  In return Hydro –Quebec will pay sufficient funds to retire the estimated $4.75 billion in debt accumulated related to NB Power and agree to offer lower electricity rates to all New Brunswickers with an estimated value of $5 billion.

Under the agreement NB Power would continue as a separate, New Brunswick entity, headquartered in Fredericton, and to use the existing name and corporate identity.

The nuclear generating facility at Point Lepreau (after the completion of the plant’s refurbishment), the hydro facilities, the peaking power plants and the transmission and distribution assets of NB Power are part of the proposed transaction.  Hydro-Quebec would not assume any liabilities with respect to the Point Lepreau refurbishment project.

Thermal generation facilities at Coleson Cove and Belledune would continue to be owned and operated by the Province of New Brunswick, and would supply electricity to Hydro-Quebec under the terms of tolling agreements.

The MOU sets a closing date for substantially all assets involved on or about March 31, 2010.  The closing date for Point Lepreau nuclear generating facility would follow on or about January 1, 2011, after the completion of the refurbishment project now underway.  In addition, a package of regulatory reforms, aimed at harmonizing New Brunswick’s regulatory system with that of Quebec, will be presented to the New Brunswick Legislature in the upcoming session.

Point Lepreau Nuclear Generating Station Refurbishment Project

In July 2005 the Province of New Brunswick announced its decision to support the Board’s recommendation to refurbish Point Lepreau Generating Station in partnership with Atomic Energy of Canada Limited (“AECL”). The refurbishment will extend the Station’s life to 2034, providing the Group with electricity from a fuel source that is not subject to the volatility of heavy fuel-oil pricing. The refurbished Station will also continue to provide an environmental benefit by generating electricity that avoids significant carbon dioxide, sulphur dioxide and nitrogen oxide emissions.

Total project spending to March 31, 2009 was $806 million. During the year the following milestones were met:

a)

station shutdown and defueling the reactor core by removing all 4,560 fuel bundles from the 380 channels

Exhibit “99.1” Current Province of New Brunswick Description

b)

turned over the fueling machine vaults, or retube work areas to AECL

c)

completed feeder tube removal, end fitting removal, and pressure tube removal (this was completed in April 2009)

At March 31, 2009 the project was estimated to be five months behind schedule as AECL had experienced difficulties with the tooling which led to pressures on the overall timetable for project completion. Station restart is expected by the winter of 2011.

Financial Implications of Delay

Refurbishment of the Point Lepreau Generating Station is largely a turnkey project and, as such, construction cost overruns are the responsibility of the contractor – AECL. There are, however, some financial implications for NB Power, as project owner.

The cash flow implications are as follows:

a)

Nuclearco will spend approximately $4 million per month in increased project owner costs for facilities, contracted staff, insurance and other costs to support the project

b)

Disco will spend approximately $16 million per month in increased replacement power costs while the plant is out of service

c)

accordingly, each month’s delay in the project increases the cash cost of the project by approximately $20 million.

These will be accounted for as follows:

a)

The capital cost of the project will increase by approximately $10 million per month of project delay. This consists of

o

$4 million in increased project owner costs for facilities, contracted staff, insurance and other costs to support the project

o

$6 million of costs reallocated from operations to the project

b)

 The deferral of Nuclearco period and replacement power costs will increase by approximately $24 million per month (including incremental cash flows identified above) this consists of

o

$16 million in increased replacement power costs while the plant is out of service

o

$8 million in additional Nuclearco period costs reallocated from operations to the deferral

These costs will be amortized and charged to customers over the extended life of the station. (Some portion of these costs may potentially be offset by liquidated damages under the contract with AECL.)

Turbine Upgrade

In October 2008, three new low pressure turbine rotors arrived at the Port of Saint John. While loading onto a barge in preparation for transport to Point Lepreau Generating Station, an incident occurred when two turbine rotors toppled into the water. Fortunately, there were no workers injured. The two recovered turbine rotors were thoroughly examined and tested at the Siemens factory in the United Kingdom. The evaluations were reviewed and accepted by NB Power and an independent consultant. As a result, the decision to move forward with the installation of the recovered turbine rotors was made. They were returned to the Station in summer 2009, with no impact on the overall project schedule.

Grand Falls Generating Station Flood

During the year, NB Power incurred flood damages to the Grand Falls Generating Station and related transmission assets.  In bringing these assets back to service NB Power incurred total costs of $26 million of which a portion was recovered through insurance proceeds.

The following is a breakdown of the costs:

a)

$9 million related to repairs and maintenance included in OM&A

Exhibit “99.1” Current Province of New Brunswick Description

b)

$17 million related to replacement and betterment included in capital

NB Power has claimed and received $11 million which represents the costs covered by the insurance policy during 2008-2009 and has claimed and will receive $2.5 million from the insurance company in 2009-2010.

If there had not had been an outage at Grand Falls Generating Station, hydro generation would have been 25 per cent above the long term average rather than 17 percent.

Thermal Generating Station Forced Outages

During the year there were unplanned generation outages as follows:

a)

Belledune Generating Station experienced

1)

an outage 18 days longer than scheduled due to a cracked hot reheat pipe bend.

2)

a five day forced outage in September due to an economizer tube leak

3)

a three day outage in November due to a suspected boiler leak and to repair a leak on a steam line drain

4)

a two day outage in February to repair a boiler water wall leak.

b)

Dalhousie Generating Station Unit 2 experienced an 11 day forced outage in July due to a boiler tube leak and was offline for 11 days in March to carry out boiler duct work and fan repairs. Unit 1 was offline for nine days in the fourth quarter (five days in February to repair boiler tube leaks and four days in March to repair duct work).

c)

Coleson Cove Generating Station experienced a five day extension to a planned outage due to a waterwall leak and a boiler tube leak.

Despite these challenges thermal equivalent availability for the year was 87 per cent.

US Markets

In the fall of 2008, NB Power received approvals from a number of US agencies that allow it to transact business in the US without the use of a third party.  Since December 2008, NB Power has been buying and selling energy with the Independent System Operator – New England without using an intermediary.  The benefits realized in the first two months have paid for all costs incurred to obtain these approvals. NB Power expects future benefits to be considerable, particularly after Point Lepreau Generating Station returns to service.

Petroleos de Venezuela S.A. (“PDVSA”) Lawsuit Settlement

Throughout the year shipments of fuel were received related to the lawsuit settlement with PDVSA.

Industrial Customers

NB Power’s load decreased during the year due to large industrial shut-downs. NB Power continues to work with industrial customers who are experiencing difficulty in order to collect amounts owing to NB Power.  The impact on bad debt expense from large industrial customers is estimated to be $2 million.

Rates

On April 1, 2008, the Group implemented a three per cent average rate increase across all customer groups, which resulted in a $37 million increase in revenue. During the year  a rate review was conducted by the Energy and Utilities Board (EUB). The EUB released a report to the Minister of Energy, which caused no changes in the rate increase.

Rate increases in the past five fiscal years are shown in the following table:

Exhibit “99.1” Current Province of New Brunswick Description

Average Rate Increases

	Year Ended March 31,
	2005*	2006	2007	2008	2009
Customer Classification	(%)
Residential	6.0	3.0	8.0	5.9	3.0
General service I	6.0	3.0	3.8	4.0	3.0
General service II	6.0	3.0	5.8	5.9	3.0
Small Industrial	4.5	3.0	3.5	5.8	3.0
Large Industrial	4.5	3.0	8.0	6.9	3.0
Wholesale	5.6	3.0	5.9	5.9	3.0
Street lights	6.0	3.0	0.0	0.0	3.0

*Includes increases on April 1, 2004 and March 31, 2005

Overview of Financial Performance

The financial information which follows is on a combined basis for the fiscal year ended March 31, 2009 for the Group.

During 2008-2009 the Group generated net earnings of $70 million compared to $89 million in 2007-2008.

The Group generated earnings before special payments in lieu of income taxes of $104 million compared to $138 million in 2007-2008.  The Group achieved an operating margin of 15 per cent compared to 17 per cent in 2007-2008.  A three per cent rate increase was implemented on April 1, 2008, resulting in an additional $37 million in revenue.  The Group achieved thermal generating station equivalent availability of 87 percent compared to 81 per cent in 2007-2008 despite challenges of several forced outages at thermal generating stations.  The Group incurred 17 per cent above long-term average hydro generation compared to four per cent in 2007-2008.  $265 million was invested on the Point Lepreau Generating Station refurbishment project and deferring $234 million of the costs which will be amortized over the life of the refurbished generating station. (in accordance with enacted legislation).  The Group experienced reduced load due to large industrial closures. The Grand Falls Generating Station suffered damages and related transmission assets as a result of a flood in spring 2008.  The Group managed financial risk and market volatility through its hedging program and received deliveries of fuel related to the PDVSA lawsuit settlement.

A decrease in gross margin of $55 million was a significant factor contributing to the change in year-over-year earnings before special payment in lieu of income taxes. The main factors that contributed to the decrease in gross margin were:

a)

lower in-province revenue due to lower load as a result of closure of major industrial customers, and warmer weather

b)

higher prices of generation and purchased power

c)

lower out-of-province revenue due to lower volumes

Offset by:

d)

higher hydro flows in 2008-2009 at 117 per cent of the long-term average compared to 104 per cent of the long-term average in 2007/08

e)

higher in-province rates due to the implementation of an approved 3.0 per cent average rate and higher average export prices

Other significant factors that contributed to the decrease in year-over-year earnings before special payments in lieu of taxes were:

a)

2007-2008 revenue included a lawsuit settlement with PDVSA of $29 million

b)

increased operations maintenance and administration expense in 2008-2009 (see operating results – expense section for more detail)

These factors were partially offset by lower amortization expense and lower finance charges.

Exhibit “99.1” Current Province of New Brunswick Description

Cash flow from operations in 2008-2009 decreased by $43 million to $273 million. This resulted primarily from the decrease in net earnings and a decrease in amortization.

The Group’s debt increased by $479 million in 2008-2009. The increase in debt was due to financing requirements for the Point Lepreau Refurbishment project and related deferral.

Operating Results

Revenues

Total revenues were $1,598 million in 2008-2009, a $21 million or one per cent decrease compared to 2007-2008.

In-province sales of power totaled $1,219 million in 2008-2009, representing an $18 million or one per cent decrease from 2007-2008. The main contributors to the year-over-year variance were:

(a) $43 million decrease due to lower load mainly due to industrial shutdowns.

(b) $30 million decrease due to lower interruptible sales because of volume and price.  The volume was lower mainly because two customers switched a portion of their interruptible load to firm supply on April 1, 2008.  The price was lower due to lower supply cost.

The decrease was partially offset by $49 million increase due to a three per cent average rate increase implemented on April 1, 2008, and higher industrial unit rates

In 2008-2009, out-of-province sales of power were a $217 million, a increase of $21 million or 11 per cent compared to 2007/08. The main contributors to the year-over-year variance were a $40 million increase because of the higher average prices for export energy due to market conditions offset by $17 million decreased volumes due to reduction of lower cost energy available for export mainly due to Lepreau refurbishment project.

Miscellaneous revenue was $73 million in 2008-2009, a decrease of $26 million compared to 2007/08. This decrease was mainly due to $29 million of the PDVSA lawsuit settlement included in 2007/08 which was applied to a prior year write-off related to the Coleson Cove Generating Station fuel delivery system.

For the fiscal year ended March 31, 2009, energy was supplied as follows:

Composition of Energy Supply

	Total	In-Province
Hydro	19.2%	22.4%
Thermal	48.8	47.7
Nuclear	0.0	0.0
Purchases	32.0	29.9

Total	100.0%	100.0%

Fuel and Purchased Power

The cost of fuel and purchased power was $869 million in 2008-2009, an increase of $284 million or 49 per cent from 2007-2008. The year-over-year increase in fuel and purchased power costs was mainly attributable to:

(a) $254 million increase in generation and purchased power mix variances due to, no nuclear generation due to Point Lepreau Refurbishment outage and forced outages at Belledune, Dalhousie, and Coleson Cove Generating Stations

(b) $151million increase related to higher overall fuel and purchased power prices,

These increases were partially offset by a $28 million increased hydro flows to 117 per cent of the long-term average    in 2008-2009 compared to 104 per cent in 2007-2008, as well as $109 million from reduced load requirements due to industrial shut-downs and out-of-province sales.

Operations, Maintenance and Administration

Exhibit “99.1” Current Province of New Brunswick Description

Operations, maintenance and administration costs were $415 million in 2008-2009, an $18 million or five per cent increase compared to 2007-2008. The significant changes were due to:

(a)  $12 million increased labor as a result of annual scale escalations,

(b)  $8 million higher pension interest and amortization expense due to lower expected return on plan assets in 2007-2008

(c)  $9 million increase in OM&A projects scheduled during the Point Lepreau Generating Station refurbishment outage.  The reactor shut-down provided an opportunity to perform OM&A work in areas that are inaccessible when the reactor is running.

 The increase was partially offset by a $16 million decrease in resources that would normally perform OM&A work (last year preparing the thermal and nuclear stations for the refurbishment outage) were reallocated to the Point Lepreau Refurbishment project (capital).

Amortization and Decommissioning

Amortization and decommissioning costs were $186 million in 2008-2009, a $30 million decrease mainly due to:

(a)

a reduction in the net book value of the Coleson Cove Generating Station resulting from the lawsuit settlement with PDVSA. The reduced amortization associated with the lawsuit settlement with PDVSA was offset through the regulatory deferral with no impact on net earnings,

(b)

reduced Nuclearco amortization resulting from the service life completion (fully amortized) of major components being refurbished at the Point Lepreau Generating Station, offset by

(c)   increased amortization as a result of asset life changes resulting from an amortization study.

Finance Charges

Finance charges were $140 million in 2008-2009, a $35 million or 20 per cent decrease from 2007-2008.   This was mainly due to:

(a)

$12 million improved rates on debt refinancing and reduced debt levels,

(b)

$17 million decrease from foreign exchange gains on exposure not subject to forward purchasing primarily related to short-term debt and payable transactions during a period of high variability.

Special Payments in Lieu of Income Taxes

The Group made special payments in lieu of income taxes to NBEFC. These payments consist of an income tax component based on accounting net earnings multiplied by a rate of 32.38 per cent.  Special payments in lieu of income taxes were $34 million in 2008-2009, a $15 million decrease compared to 2007-2008. This decrease was due to lower earnings in 2008/09.

Liquidity and Capital Resources

Capital expenditures, net of proceeds on disposal and customer contributions, were $438 million in 2008-2009. This $29 million or seven per cent increase compared to 2007-2008 resulted primarily from:

(a)

a $70 million increase in the Point Lepreau Generating Station refurbishment project spending

(b)

a $6 million increase spending on the turbine upgrade project at Point Lepreau Generating Station

These items were partially offset by a $37 million decrease due to the 2007-2008 purchase of Nepisiquit Hydro Generating Station and a $12 million decrease from the completion of the International Power Line project.

Cash Flow from Operations

Exhibit “99.1” Current Province of New Brunswick Description

Cash flow from operations in 2008-2009 increased by $43 million to $273 million. This resulted from a decrease in net earnings and a decrease in amortization.

Free Cash Inflow (Outflow)

 Free cash outflow was $460 million in 2008-2009, an increase of $211 million compared to 2007-2008.  The primary reasons for the increase were:

(a)   increased capital spending due to the Point Lepreau Generating Station refurbishment project, and the Point Lepreau Generating Station turbine upgrade project

(b)   increase in regulatory deferrals excluding mark-to-market adjustments

(c)   decreased cash flow from operations due to decreased earnings and amortization

The increase was offset by lower nuclear decommissioning and used fuel management funds installment and earnings, lower recovery of capital related to PDVSA fuel shipments received and an increase in working capital

Total Debt

The Group’s debt increased by $479 million in 2008-2009. The increase in debt was due to financing requirements for the Point Lepreau Refurbishment project and related deferral.

The Group’s debt levels are increasing due to the refurbishment of the Point Lepreau Generating Station.  The level of short-term borrowings fluctuates depending on the timing of debt maturities and capital investment requirements. Since restructuring on October 1, 2004 the Group issues long- and short-term notes to NBEFC. Under the authority of the Act, the Province borrows in its own name on behalf of NBEFC.

Statistical Information

The following tables set forth certain statistical information for the five fiscal years ended March 31, 2009.

Peak Demand and Capacity (MW)

	2005	2006	2007	2008	2009

System net generating capacity	3,948	3,297	3,297	3,297	3,194
Firm capacity purchases	402	402	402	402	402

Total available resources	4,350	3,699	3,699	3,699	3,596

In-province system net peak demand	3,146	2,799	3,160	2,992	3,167
Firm exports	399	355	356	447	419
Operating reserve	662	561	512	508	178

Total requirement	4,207	3,715	4,028	3,947	3,764

Exhibit “99.1” Current Province of New Brunswick Description

Selected Output and Sales Data

Year Ended March 31,

2005	2006	2007	2008	2009
System Power Generated and Purchased (in millions of kilowatt-hours)
Generated	18,514	18,507	15,946	14,437	11,264
Purchased	1,848	1,898	3,092	3,890	5,295
20,362	20,405	19,038	18,327	16,559
Station service and losses (transformer and transmission)	1,608	1,465	1,531	1,420	1,292
Total Energy Available	18,754	18,940	17,507	16,907	15,267

Electric Sales (in millions of kilowatt-hours)
In-province	14,606	13,887	14,342	14,250	13,052
Out-of-province	3,813	4,682	2,815	2,327	1,891
Total Electric Sales	18,419	18,569	17,157	16,577	14,943

Revenue from Sale of Power (in millions of dollars)
In-province	1,049	1,056	1,146	1,237	1,219
Out-of-province	251	379	215	196	217
Total revenue from sale of power	1,300	1,435	1,361	1,433	1,436
Miscellaneous revenue and transmission	103	150	151	279	17

Total Revenue	1,403	1,585	1,512	1,712	1,453

Number of Customers (direct and indirect)	366,930	370,660	373,207	376,964	380,682
Average Revenue per kilowatt-hour
In-province	7.18¢	7.60¢	7.99¢	8.68¢	9.34¢
Out-of-province	6.58¢	8.09¢	7.64¢	8.42¢	11.48¢

The following summary financial information was extracted from the audited combined financial statements of NB Power Holding Corporation.

Summary Combined Balance Sheet

	As At March 31,
	(In millions of dollars)

	2008	2009

Assets
Current assets	622	736
Fixed assets	3,310	3,585
Long-Term assets	646	758
Deferred charge	96	111
Total Assets	4,674	5,190

Liabilities and Deficits
Current liabilities	928	1,377
Long-term debt	2,879	3,051
Deferred liabilities	516	457
Shareholder's equity	351	305
Total Liabilities and Shareholder's Equity	4,674	5,190

Exhibit “99.1” Current Province of New Brunswick Description

Summary Combined Statement of Earnings

	Year ended March 31,

	2005[1]	2006	2007	2008	2009
	(In millions of dollars)
Revenues	1,403	1,585	1,512	1,712	1,453
-
Expenses
Fuel and purchased power	497	512	560	585	869
Transmission [2] Operations, maintenance and administration Amortization & decommissioning Taxes Regulatory deferrals	46 384 219 41 --	86 373 217 47 --	85 389 220 49 --	85 397 216 43 73	82 415 186 43 (386)
Finance charges	202	199	180	175	140
	1,389	1,434	1,483	1,574	1,349

Earnings (loss) before special payments in lieu of income taxes Special payments in lieu of income taxes	14 5	151 55	29 8	138 49	104 34
Net Earnings (Loss) for the Year	9	96	21	89	70

1 2005 data represents summary combined figures based on the results of the Group for fiscal 2004-2005.  Prior years’ data is consolidated from the former integrated structure.

2 The EUB also regulates the Open Access Transmission Tariff (“OATT”) that establishes non-discriminatory access to the transmission system for generators and customers inside and outside the Province and generates revenues for Transco to operate and maintain the transmission system.  On October 1, 2004, the System Operator assumed responsibility for the design and administration of the OATT.  As such, Transco bills the System Operator for the majority of its revenue requirement which the System Operator collects through the OATT from the various load and load-serving customers including Genco, Nuclearco and Disco.

Exhibit “99.1” Current Province of New Brunswick Description

Summary Combined Statement of Cash Flow

	Year Ended March 31,

	2005[1]	2006	2007	2008	2009
	(In millions of dollars)
Net Inflow (Outflow) of Cash Related to the Following Activities:
Net income (loss)	9	96	21	89	70
Non-cash items	236	223	217	227	203
Net change in non-cash working capital balances	(51)	(11)	13	(80)	(60)
Nuclear decommissioning and used fuel management funds installments and earnings[2]	(13)	(40)	(13)	(141)	(35)
Other	(1)	(5)	(13)	(21)	(257)

Cash from operating activities	180	263	225	74	(79)
Cash from financing activities	158	(37)	71	219	466
Cash from investing activities	(341)	(209)	(287)	(323)	(381)
Net Cash Inflow (Outflow)	(3)	17	9	(30)	6
Cash and short-term investments
Beginning of Year	7	4	21	30	0
End of year	4	21	30	0	6

1   The 2005 data represents summary combined figures based on the results of the Group for fiscal 2004-2005.  Prior years’ data is consolidated from the former integrated structure.

2  The Group established a decommissioning segregated fund and a used nuclear fuel segregated fund to meet the license conditions of the Station as set by the Canadian Nuclear Safety Commission (CNSC).  The Group has also established a trust fund pursuant to the Federal Nuclear Fuel Waste Act (“NFWA”).  In accordance with the NFWA, the Nuclear Waste Management Organization (“NWMO”) was formed to prepare and review alternatives and provide recommendations for long-term management of nuclear waste.   In June 2007, the Government of Canada announced its decision to accept the long-term disposal plan proposed by the NWMO.  The funding requirement, based on the accepted proposal, has not been finalized at this time.  Until then, the NFWA requires the Group to contribute $4 million annually.  The funds contained in the established funds to meet the license conditions of the Point Lepreau Generating Station described above will also be used to meet these requirements.

Exhibit “99.1” Current Province of New Brunswick Description

Segmented Information

The Group is organized and operates under five reportable business segments. On October 1, 2004, the restructuring of NB Power resulted in each of the business segments becoming incorporated companies.

Year Ended March 31, 2009

(In millions of dollars)

	Genco	Nuclearco	Transco	Disco	Holdco	Eliminations	Total

Total Revenue	1,272	187	111	1,264	79	(1,460)	1,453
Total Expenses	1,240	187	95	1,242	79	(1,460)	1,383
Net Income (Loss) for Year	32	-	16	22	-	-	70
Total Assets	2,415	1,694	405	1,377	467	(1,168)	5,190

Total Debt	1,465	1,082	215	747	0	-	3,509
Capital Expenditures	32	332	24	49	1	-	438

Exhibit “99.1” Current Province of New Brunswick Description

NEW BRUNSWICK ELECTRIC FINANCE CORPORATION

NBEFC was established under the Act that came into force on October 1, 2004.

NBEFC has as its mandate to manage the assets, liabilities, rights, and obligations that NBEFC received as part of the restructuring of Holdco and to dispose or otherwise deal with them as it sees fit.

As a result of the restructuring, the former NB Power’s debt, accrued interest and Sinking Funds were transferred to NBEFC.  A net total of $3.5 billion was transferred to NBEFC that consisted of the following:

(In millions of dollars)
Long-term debt	3,537
Short-term debt	378
Accrued interest	83
Sinking funds	(418)
3,580

In exchange, NBEFC received promissory notes from each Holdco subsidiary, including accrued interest, and a $140-million equity share in Transco. In addition, NBEFC assumed the deferred debt charges of $50 million and relieved the newly formed Holdco and its subsidiaries of NB Power’s  $187 million deficit.

NBEFC holds Class “B” non-voting share of nominal value in Holdco and its subsidiaries as well as in New Brunswick Power Coleson Cove Corporation.  NBEFC holds an additional thousand Class “B” non-voting common shares in Transco assigned a value of $140 million.

NBEFC receives debt service payments, dividends and payments in lieu of taxes from the newly formed companies.

As of March 31, 2009, NBEFC had net total debt of $4.2 billion.

Exhibit “99.1” Current Province of New Brunswick Description

FUNDED DEBT OUTSTANDING AT MARCH 31, 2009

Date of Maturity	Interest Rate %	Sinking Fund Installment Rate %	Series	Currency Amount	Outstanding Amount	Date Issued	Note
Repayable in United States Dollars:
15 Feb. 2013	7.625	1 & 1.5	EO	200,000.0	252,040.0	Feb. 1993	2
15 Aug. 2013	6.75	1 & 1.5	ET	200,000.0	252,040.0	Sept. 1993	2
21 Feb. 2017	5.2	1 & 1.5	GR	500,000.0	584,750.0	Feb. 2007	2,17
15 May 2020	9.75	1 & 1.5	DU	200,000.0	237,950.0	May 1990	2,18
1 May 2022	8.75	1 & 1.5	EI	200,000.0	223,820.0	May 1992	1,19
				1,300,000.0	1,550,600.0
Repayable in Swiss Francs
4 Mar. 2016	2.875	1.5	GY	300,000.0	321,390.7	Mar 2009	2,22
Repayable in Canadian Dollars:
3 Apr. 2009-1 Mar. 2010	9.15-10.31	1	CP		64,307.0	1989-1990	1
1 May 2009	Floating	1.5	GM		200,000.0	April 2005	2,12
2 June 2009	5.25	1.5	FU		550,000.0	May, Sept 1999	2,5
22 June 2009	10.25	1.5	DR		88,019.0	June 1989	2,3
23 Nov. 2009	10	1 & 1.5	DT		120,359.0	Nov. 1989	2,3
2 Dec. 2009	4.5	1 & 1.5	GK		300,000.0	June 2004	2
2 Apr. 2010- 1 Mar. 2011	10.36-11.04	1.5	CP		40,360.0	1990-1991	1
15 June 2010	6.375	1 & 1.5	FW		600,000.0	June, Dec. 2000	2,7
10 Apr. 2010- 10 July 2011	9.81-10.04	1.5	CP		58,458.0	1991	1
12 July 2011	5.8	1 & 1.5	FX		600,000.0	Feb., June 2001	2,8
31 Oct 2011	10.125	1 & 1.5	ED		200,000.0	Oct. 1991	2
1 Dec. 2011	5.85	1 & 1.5	FY		600,000.0	Oct 01, Feb. 02	2,9
11 May 2012- 10 July 2012	9.17-9.45	1.5	CP		41,673.0	1992	1
9 May 2012	4.53	1.5	CP		86,575.0	2006-07 2007-08	16
6 Dec. 2012	5.875	1 & 1.5	FZ		600,000.0	June, Aug. 2002	2,10
18 Jan. 2013	9.25	1 & 1.5	EN		200,000.0	Jan. 1993	2
25 Feb. 2013	5.5	1 & 1.5	GC		200,000.0	Feb. 2003	2
1 June 2013	3.35	1 & 1.5	GX		620,000.0	Dec 08, Jan 09	2,25
28 June 2013	8.5	1 & 1.5	ER		200,000.0	June 1993	2
13 Jan. 2014	7.75	1.5	EW		200,000.0	Jan. 1994	2
10 Mar. 2014	4.81	1.5	CP		79,432.0	2007-08 2008-09	1
4 Feb. 2015	4.5	1 & 1.5	GL		550,000.0	Feb. Apr. 2005	2,13
12 May 2015	8.75	1 & 1.5	FF		200,000.0	May 1995	2
3 Dec. 2015	4.3	1 & 1.5	GN		500,000.0	June 05, Jan 06	2,14
21 July 2016	4.7	1.5	GQ		300,000.0	July 2006	2
27 June 2017	6.75	1.5	FO		250,000.0	June 1997	2
27 Dec. 2017	6	1.5	FP		250,000.0	Nov. 1997	2
14 Mar. 2018	4.361	1	GU		120,000.0	March 2008	2
26 Mar. 2018	4.45	1 & 1.5	GV		600,000.0	May, Nov 2008	2,24
2 Apr. 2019-3 Mar. 2020	5.64-6.82	1.5	CP		46,892.0	1999-2000	1
1 Apr. 2020-2 Mar. 2021	6.25-6.76	1.5	CP		53,014.0	2000-2001	1
1 Apr. 2021-1 Mar. 2022	6.26-6.70	1.5	CP		74,784.4	2001-2002	1
1 Apr. 2022-1 Mar. 2023	5.79-6.51	1.5	CP		73,185.0	2002-2003	1
5 Apr. 2023-1 Mar. 2024	5.37-6.06	1.5	CP		71,205.0	2003-2004	1
31 Mar. 2024	4.67	1	GP		100,000.0	Mar. 2006	2
10 Apr. 2025-May 2025	4.97-5.10	1.5	CP		19,188.0	2005	1
2 Apr. 2024-10 Jan 2025	5.16-5.83	1.5	CP		67,087.0	2004-2005	1
27 Dec. 2028	5.65	1.5	FT		500,000.0	July 98, Feb. 99	2,4
15 Dec. 2029	5.75-6.29	1	FV		50,000.0	Dec. 1999	6
27 Jan. 2034	5.5	1.5	GJ		550,000.0	Jan., Nov. 2004	2,11
19 Mar. 2034	5.15	1	GZ		50,000.0	Mar 2009	2
26 Sept. 2034	5	1	GW		150,000.0	Sept 2008	2
10 July 2035	4.73	1.5	CP		50,302.0	2005, 2006-2007	17
26 Sep. 2035	4.65	1 & 1.5	GO		650,000.0	Sept 05, Jan 07	2,16
26 Mar 2037	4.55	1 & 1.5	GS		900,000.0	Mar. June Sep 07	2,20,21
26 Mar 2037	4.63	1.5	CP		7,856.0	Apr. 2007	15
26 Sept. 2039	4.8	1 & 1.5	GT		600,000.0	Nov 07, May 08	2, 23
					$ 12,432,696.4
Total Funded Debt Outstanding (CDN)					$ 14,304,687.1

Exhibit “99.1” Current Province of New Brunswick Description

Notes to Funded Debt Outstanding

(1) Issued to Canada Pension Plan Investment Fund, not negotiable, transferable or assignable.  Twenty year bonds redeemable in whole, or in part, at 100% on not less than thirty days notice.

(2) Non-callable

(3) Pursuant to Section 24 of the Provincial Loans, Act, the Minister of Finance authorized the cancellation of a portion of this issue held as an investment in the Sinking Fund effective 1 April 1991.  The Sinking Fund installment is the same as that made prior to the cancellation.

(4) In February 1999, the Province issued and additional $250,000.0 of its series FT debentures.

(5) In September 1999, the Province issued an additional $250,000.0 of its series FU debentures.

(6) Puttable at par on 15 December 2007 at the option of the note holder with 10 calendar days notice.  The interest rate is 5.75% to 15 December 2007.  After this date, until maturity, the interest rate is 6.29%.

(7) In December 2000, the Province issued an additional $300,000.0 of its series FW debentures.

(8) In June 2001, the Province issued an additional $300,000.0 of its series FX debentures.

 (9) In February 2002, the Province issued an additional $300,000.0 of its series FY debentures.

(10) In August 2002, the Province issued an additional $300,000.0 of its series FZ debentures.

(11) In November 2004, the Province issued an additional $250,000.0 of its series GJ debentures.

(12) Canadian $200,000.0 represents the amount payable under an interest rate swap agreement with a counterparty.  Interest is payable in monthly Canadian dollars at a floating rate.

(13) In April 2005, the Province issued an additional $300,000.0 in its Series GL debentures.

 (14) In January 2006, the Province issued an additional $300,000.0 of its series GN debentures.

(15) Issued to the Canada Pension Plan Investment Board, non negotiable or transferable.  Assignable only to a wholly-owned subsidiary of the CPP Investment Board.  Thirty year bonds redeemable in whole or in part prior to maturity on not less than six days notice.

(16) In January 2007, the Province issued an additional $400,000.0 of  its Series GO debentures.

(17) Canadian $584,750.0 represents the amount payable under an interest rate and currency swap agreement with a counterparty for the repayment at maturity of the Province’s debt of Series GR 5.20% $500,000.0 US due 21 February 2017.  Interest is payable semi-annually in Canadian dollars at a fixed rate.

(18) Canadian $48,920.0 represents the amount payable under an interest rate and currency swap agreement with a counterparty for the repayment of the Province’s debt of U.S. $50 million of  Series DU due 15 May 2020.  Interest is payable semi-annually in Canadian dollars at a fixed rate.

(19) Canadian $97,800.0 represents the amount payable under an interest rate and currency swap agreement with a counterparty for the repayment of the Province’s debt of U.S. $100 million of  Series EI due 1 May 2022.  Interest is payable semi-annually in Canadian dollars at a fixed rate.

(20) In June 2007, the Province issued an additional $300,000.0 of its Series GS debentures.

(21) In September 2007, the Province issued an additional $300,000.0 of its Series GS debentures.

Exhibit “99.1” Current Province of New Brunswick Description

(22) Canadian $321,390.7 represents the amount payable under an interest rate and currency swap agreement with a counterparty for the repayment of the Province’s debt of Swiss francs $300,000.0 of series GY 2.875% due 4 March 2016.  Interest is payable annually in Canadian dollars at a fixed rate.

(23) In May 2008, the Province issued an additional $300,000.0 of its Series GT debentures.

(24) In November 2008, the Province issued an additional $300,000.0 of its Series GV debentures.

(25) In January 2009, the Province issued an additional $429,000.0 of its Series GX debentures.

Exhibit “99.1” Current Province of New Brunswick Description

FOREIGN EXCHANGE

Canada maintains a floating exchange rate for the Canadian dollar to permit the rate to be determined by fundamental market forces without intervention except as required to maintain orderly conditions.

Spot exchange rates for the U.S. dollar and Swiss franc in Canada, expressed in Canadian dollars, are shown in the table below for 2005 through 2009.

Average of Noon Spot Rates	2005	2006	2007	2008	2009
U.S. Dollar	$1.2116	$1.1341	$ 1.0748	1.0279	1.2602
Swiss Franc	1.0118	0.896	0.9508	1.036	1.1058

Source: Bank of Canada

SOURCES OF INFORMATION

Information included herein which is designated as being taken from a publication of the Province or Canada, or any agency or instrumentality of either, is included herein upon the authority of such publication as an official public document.

All financial information of the Province contained herein was obtained from the annual Budget and Main Estimates, any financial reviews pertaining thereto and the Public Accounts, or was prepared by representatives of the Department of Finance in their official capacities.  The information set forth under "Province of New Brunswick", and other than as described in the preceding paragraph, was prepared by representatives of the Department of Finance in their official capacities.